2001 ANNUAL REPORT

PROUD HISTORY, BRIGHT FUTURE



Valassis.

INDEX

FINANCIAL DECISION-MAKING

Throughout my 18 years here, I've witnessed Valassis' growth from its small company beginnings to becoming a public company traded on the New York Stock Exchange. Through internal growth, acquisitions and new product launches, Valassis has made strategic decisions to grow. I am proud of the role I've played in providing the tools necessary to make good business decisions based on sound financial information. I am also fortunate to work for a company that recognizes and supports the importance of family. I appreciate the freedom and flexibility to be so involved in the daily activities and needs of my children while still being an integral part of Valassis.

Linda J. Schalek

Linda J. Schalek, Controller



Throughout the 2001 Annual Report, we recognize our employees and their commitment to Valassis.

FINANCIAL HIGHLIGHTS: 2001 AT A GLANCE

Note: This annual report is presented in two parts – 2001 Annual Report and 2001 Form 10-K. Complete financial information for 2001 is presented in the Form 10-K.

Year Ended December 31 *(in millions, except per share data)*	2001	2000	% change
Total Revenues	$849.5	$836.6[1]	+1.5%
Earnings Before One-time Events	123.4[2]	123.0[3]	+0.3%
Earnings Per Share Before One-time Events	2.27[2]	2.22[3]	+2.3%

At Year End *(in thousands)*	2001	2000	% change
Total Assets	$363,025	$325,717	+11.5%
Total Long-term Debt	254,983	325,490	- 21.7%
Average Shares Outstanding, Diluted	54,406	55,478	- 1.9%

TOTAL REVENUES *(in millions)*


$726.2
$779.5
$836.6[1]
$849.5
1998
1999
2000
2001

EARNINGS PER SHARE
(before one-time events)


$1.49
$2.04
$2.22[3]
$2.27[2]
1998
1999
2000
2001

1 Excludes income from a $26.5 million lawsuit settlement ($16.7 million net of taxes) in the first quarter of 2000.

2 Excludes the effect of a $4.3 million charge, after taxes, relating to the closedown of Save.com and subsequent reorganization costs and a $1.3 million charge for early extinguishment of $15.8 million of debt due 2003.

3 Excludes the effect of $21.6 million in impairment charges ($13.9 million net of taxes) taken in the 4th quarter of 2000 to record losses on investments, loans and commitments related to Save.com and IDS, and the write-off of goodwill related to The Net's Best, as well as the income from the lawsuit settlement mentioned above.

VALASSIS 1970-2001

1970

George F. Valassis & Company founded

First Valassis cooperative free-standing insert published



1972

Second printing facility added in Durham, N.C.

Promotion Watch, a consulting service for our clients' promotion security needs, introduced

PROMOTION WATCH



1983

Third printing facility built in Wichita, Kansas



1985

On-page newspaper advertising division added with purchase of Newspaper Co-op Couponing

Australian Consolidated Press, a subsidiary of Consolidated Press Holdings (CPH), purchased Valassis



1986

Company Profile



Valassis

Valassis connects people to brands through our wide range of marketing services programs offered to a variety of premier manufacturers and retailers. From mass-, cluster-targeted and one-to-one marketing, our products and services differ from broadscale image advertising because they have a call to action to the consumer in an environment where consumers are responsive and looking for value and information. Our portfolio includes newspaper-delivered co-op and specialty inserts, advertising, product sampling, direct mail, direct-to-door, on-line promotions, customer relationship marketing programs and consulting and agency services – all of which build relationships with consumers on behalf of a brand.

Valassis was founded in 1970. What first evolved is the free-standing insert, which today is the cornerstone of our mass-distributed products.



Four companies earn top honors

A+ businesses focus on strategy, vision and employee incentives

"Valassis CEO Alan Schultz believes in creating a circle of success that begins and ends with shareholders."

Detroit News
November 23, 2001

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Legend
VALASSIS

1998

Alan F. Schultz named Valassis Chairman, President and CEO

Valassis Promociones, a fulfillment group in Mexicali, Mexico, acquired

Second 5-million share repurchase program authorized



NEW!
Tablets



VCI PROMOCIONES

1999

Valassis Internet couponing venture launched

Relationship Marketing Group, Inc. (RMG) investment provided retail-sponsored direct mail promotions

VCI stock split for the first time, 3 for 2

First variable data printing job on a web printing press

Financial restructuring plan included reducing debt, lowering interest rates, purchasing $110 million of 9.55% senior notes due in 2003





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FRIDAYS

2000

Valassis Relationship Marketing Systems, LLC (VRMS) formed

Direct-to-door sampling business acquired

Third 5-million share repurchase program authorized

Minority investment made in Coupons.com

PreVision Marketing®, LLC, a leading customer relationship marketing firm, acquired



PREVISION®



QUILTED NORTHERN

2001

Media planning and quoting software acquisition enhanced the industry's largest newspaper database

20-year zero coupon convertible notes offered

Aztec two-dimensional bar code patent granted

High-speed, state-of-the-art press added in Durham

Fourth 5-million share repurchase authorized

Reduced debt by $70 million







PROUD HISTORY, BRIGHT FUTURE

1989

Valassis Impact Promotions, a specialty print promotions operation, began



1992

22.1 million shares of common stock on the New York Stock Exchange issued in initial public offering; CPH retained 49% ownership

Specialty FSI introduced in rural communities



1993

First-time recognition in "100 Best Companies to Work for in America"

Newspaper sampling acquisition from the Newspaper Association of America and the *Chicago Tribune*





1995

McIntyre & Dodd purchase expanded reach to Canadian market

Valassis OF CANADA
A VALASSIS INTERNATIONAL, INC. COMPANY



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1996

First 5-million share repurchase program authorized

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Valassis®

19975 Victor Parkway
Livonia, MI 48152
www.valassis.com
Tel 734.591.3000

/ Letter To Shareholders



In a year of unprecedented uncertainty, the fundamental strength of our business shined brightly. **We continued to generate significant cash flow and achieved earnings per share and revenue growth, despite a difficult economy.** These positive financial results speak highly of our products and services and our clients' belief in these proven solutions. While much changed in the world, our vision to be the world's leading marketing services company did not change. Our commitment to expand our product portfolio and our customer base remains strong, as well. I am proud of how our company performed in 2001, and as I look forward, I am enthusiastic about our future.

Making Money Today

We achieved earnings per share growth, before one-time charges, of over 10% in the second half of 2001 versus the same time a year ago. These results are impressive considering they were accomplished in the midst of an advertising spending recession, formidable economic and political unrest

SHARE REPURCHASE *(in millions)*


$21.6
$91.5
$105.7
$80.5
$94.4
$60.9
1996
1997
1998
1999
2000
2001
Total: $454.6

and shattered consumer confidence. U.S. advertising spending was down 9.4% industry-wide in 2001, and without a doubt, the economy led our clients to tighten their marketing budgets. **This EPS growth is clear evidence that our Connective Media™ solutions weather the storm better than traditional media.**

These positive results can be attributed to aggressive sales and marketing efforts combined with strict control of our cost of goods components. Cost-containment initiatives were put in place in the latter part of the year, resulting in a 9.5% reduction of selling, general and administrative costs in the fourth quarter of 2001. Additionally, we lowered the company's debt by $70 million in 2001 and continue to execute against our plan to create a risk-balanced portfolio of investments to drive future growth.

We made the difficult decision in 2001 not to continue to fund Save.com, an Internet couponing investment. We always set high standards for all of our divisions and hold our investments to disciplined timelines for profitability. Save.com was unable to meet these targets, and we believed our resources would be better invested in areas where the opportunity is more visible, specifically our customer relationship marketing initiative.

Measuring Strength by Cash Flow

We generated over $120 million in cash flow in 2001, enabling us to stay the course for our long-term growth plan. **Over the last six years we allocated more than $450 million to share repurchase,** which is reflective of the confidence we have in our future and the strength of our company. In 2001, our board authorized a 5-million share repurchase plan for the fourth consecutive time. We remain committed to allocating at least 50% of our yearly net income to share repurchase.

We also continued to strengthen our balance sheet through the sale of zero coupon convertible senior notes and the


CNBC

Bill Griffeth, anchor: *"I know you still do the co-op ads, but what are you broadening into?"*

Alan Schultz: *"We've been known for years as a free-standing insert company because we started the free-standing insert business 30 years ago. We now do customer relationship management and database marketing programs. In fact, we are currently doing programs off the frequent shopper data that you get from the grocery stores. We also do direct mail advertising, direct-to-door advertising and newspaper advertising....All of our products build awareness and image but they also call the consumer to action and that's the unique attribute of the products and services we offer."*

CNBC broadcast transcript
"Power Lunch" April 4, 2001

retirement of outstanding 9.55% bonds, lowering our overall cost of debt to approximately 5%. In 2002, we anticipate continued reduction of net debt. We expect to have the flexibility to accelerate share repurchase, if we so choose.

Allocating $15 million toward capital expenditures allowed us to add a highly efficient printing press in 2001. Another printing press is planned for 2002. Among our priorities is maintaining our competitive advantage by equipping our facilities with the latest technology and remaining the low-cost producer for all of our product lines.

Tomorrow... A Bright Future

As we have built our mass- and cluster-targeted products, they have provided us with the profitability and wherewithal to innovate, invest in and build our technology-based product portfolio. **With the capability of reaching 59 million consumers nearly every week through FSIs and a grocery frequent shopper database of 38 million households, the possibilities are limitless. As the database is further developed and the data becomes richer over time, the potential for growth and new applications increases dramatically.** This broad reach and valuable data afford us the ability to attract additional and diversified customers. Our clients have a high regard for us, believe in our integrity and know we deliver on our promises. We strive to maintain that trust and further build on these great relationships.

We offer our clients three customer relationship marketing (CRM) platforms. The first is PreVision Marketing, specializing in developing turnkey integrated customer marketing and multi-channel communication programs for a large and loyal client base. Second is Valassis Relationship Marketing Systems (VRMS), offering solutions for grocery retailers and consumer packaged goods manufacturers. We expect VRMS, a joint venture with VNU Marketing, a leading international media and information group, to double sales in 2002; and we anticipate breaking even in 2003.


INVESTOR'S BUSINESS DAILY
Reprinted from THE WALL STREET JOURNAL
THE WALL STREET TRANSCRIPT
Valassis (VCI)

Our third CRM platform is customized direct mail, meeting the targeted needs of a broad base of clients from diverse industries such as automotive, franchise retailers, telecommunications and packaged goods.

Additionally, we have invested in on-line media planning, quoting and purchasing tools utilizing the industry's largest and most efficient newspaper database to better meet the emerging needs of our clients. We believe the trend to more closely integrate traditional advertising techniques with non-traditional media tools, such as those offered by Valassis, will continue. Our product lines offer dynamic ways to help our growing client base deliver their advertising and sales promotion messages and build relationships with consumers.

The entrepreneurial spirit, in which the company was founded three decades ago, is still alive today. **We look forward to 2002 as a year with continued strong cash flow and EPS growth fueled, in part, by increasing revenues from all of our one-to-one products.** With the money we are making today, we are investing in tomorrow.

Alan F. Schultz
Chairman, President and CEO

Mass-Marketing Products

- Co-op Newspaper Inserts (Free-Standing Inserts)
- On-page Newspaper Advertising: Run-of-Press (ROP)

The FSI represents 84% of all coupons distributed. It touches 60% of all U.S. households nearly every week.



In the 1970s, Valassis found a new way to mass market coupons.



FSIs... mass reach, low cost, connect people to brands

Yesterday

The cents-off coupon is nothing new; it dates back to 1894. But in the early 1970s, Valassis found a new way to mass market the coupon to consumers. The concept for a cooperative coupon insert – called the flagwaver because the coupons were cut loosely along the side of the page and waved like flags – grouped coupon promotions from several companies together in one program.

The first Valassis free-standing insert (FSI) was published in August of 1972. General Foods and Colgate were early supporters of this program and soon other packaged goods manufacturers began to come on board. The FSI provides manufacturers with a cost-efficient, four-color vehicle that can deliver coupons to millions of people in a single day. Publishing a set schedule and market list in 1973 turned out to be a pivotal decision.


What makes a perfect fresh salad dressing?
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this
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Yesterday…The flagwaver, the first free-standing insert


Save $1.00
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Today…FSIs are distributed to about 59 million households.


Valassis
Valassis 2002 FSI Market List Coverage

Tomorrow…Mass customization is a trend to watch.

The 1980s represented a decade of phenomenal growth for Valassis. By 1984, FSIs had become the number one coupon distribution vehicle. In 1986, we purchased one of our largest competitors, Newspaper Co-op Couponing (NCC). Acquisition of this company added a new product to our growing portfolio. It was first known as Valassis Black & White, and at the time, Valassis became the only company to offer both FSI and on-page newspaper promotions.

An industry was launched, and the rest is history.

Today

The co-op free-standing insert continues to provide mass reach at a low cost and connect people to the brands they use each and every day. Today, the FSI represents 84% of all coupons distributed. Nearly every week, around 59 million households find valuable coupons, refunds and promotional offers in these colorful magazine-like booklets, which are delivered across the country via Sunday newspapers. We saw our market share grow slightly in 2001 and circulation increase as we went to gross paid circulation.

There was decreased FSI activity among consumer packaged goods clients in 2001, attributed to the slowing economy and our clients' tightening marketing budgets. Overall, however, Valassis fared better than the advertising industry as a whole, which was down 9.4% in 2001 versus 2000. The lack of e-commerce clients, which made a significant impact in 2000, contributed to the softness in the industry.

While FSI revenue for the year was down slightly, Retail Connection®, a four-color retailer FSI page that runs in conjunction with a national coupon ad, grew. As manufacturers and retailers continue to look for opportunities to partner, a Retail Connection FSI draws additional attention to the brand while offering the consumer additional savings at a specific retailer. We expect this product to grow again in 2002.

2001 SHARE OF REVENUES



Mass
Cluster-Targeted
23%
72%
One-to-One
5%

FSI revenue also was impacted by the effect of decreasing direct response pages. This discounted "remnant" space is sold on an auction basis to marketers selling their products directly through the insert. As economic conditions led to lowered pricing in 2000, we embarked on a strategy to improve pricing in our direct response client segment. Direct response pricing has increased and stabilized as a result of our strategy. We began gradually increasing direct response pages in the second half of the year, striking a balance between direct response page volume and acceptable pricing.

In addition, Valassis produces some specialty FSIs, including one that reaches 5.4 million households in smaller rural communities and another, which reaches 5 million Canadian households through home-delivered newspapers.

Another of our mass-marketing products, ROP advertising, allows our clients to run their promotions directly on the pages of over 13,000 newspapers across the country. With over 31 years of experience building relationships with newspapers, Valassis provides substantial buying power and top service for our ROP clients. Combined with our superb research, targeting, logistics, and media placement services, Valassis offers a one-stop source for strategic on-page promotions. Our clients look to Valassis as specialists in newspapers and rely on our ability to plan and place newspaper ad campaigns quickly, accurately and cost-effectively. With more and more clients interested in targeting their promotions, ROP also allows them to target demographically via newspaper sections, days-of-the-week and zoning.

Overall, ROP revenues grew 24% in 2001, attributable to additional sales focus in this area, as we identified a market need for more last-minute ad placement capabilities. In addition, increased placement of ROP improves our partnership and negotiation position with newspapers.

ADVANCING WITH TECHNOLOGY

The Valassis QuickQuote Planning System is one of the most challenging client-oriented Extranet systems we've developed. The technology and the techniques we used were all so new and we worked on an aggressive deadline. But with great teamwork, we beat the deadline and delivered a high-quality product, which has spearheaded additional internal use and has the potential to be further developed into a suite of promotional tools.

Leonardo Brito, Senior Business Analyst



As we build the industry's largest newspaper database, the Valassis QuickQuote Planning System™ allows our clients the ability to enter all of their ROP order variables into the system and receive a quick-turnaround quote. This new ROP system allows our clients to plan and quote their newspaper media advertising with the ease of a simple on-line tool, 24 hours a day, 7 days a week.

Tomorrow...Outlook 2002

In a tight economy, FSIs typically fare well, appealing to the incentive-conscious consumer. In a good economy, coupons and FSIs do well, too, because there are more new product introductions and manufacturers like to promote product trial with high-value coupons. This enables FSIs to weather economic change better than more traditional media.

However, due to the economic environment, client-marketing budgets are projected to be down slightly in 2002, and clients will likely reduce new product introductions. As a result, we anticipate FSI industry revenues will be flat to slightly down. But, based on Valassis' performance in 2001 versus the advertising industry, we continue to be positioned as an all-weather business and investment.

Trends we will be watching in 2002:

- **Mass customization:** We anticipate Retail Connection® will continue to grow significantly as our clients seek customization of a mass-marketed product. We are targeting 100% growth in 2002 as this retailer FSI page provides a unique opportunity for consumer packaged goods manufacturers to partner with retailers to strategically grow market share in key markets.

- **Custom co-ops:** FSI margins are projected to be under some pressure, as custom co-ops are expected to increase during the year, beyond previous levels. Custom co-ops are multi-page booklets featuring many brands from a single corporation. They offer clients date flexibility and



ROP. . .one-stop source for strategic on-page promotions



QuickQuote Planning System allows clients to enter all of their ROP order variables on-line.

the ability to reinforce their corporate brand, but average fewer pages than the regular FSI so are less profitable for Valassis. However, this shortfall will be partially offset by a lower cost of paper in 2002.

- **Themed FSIs:** We expect to produce one additional themed FSI in 2002, bringing the total to four. Valassis themed events are attention-grabbing promotions in which a brand is associated with a common cause, event or tie-in property. Incremental revenue is often gained by client participation in themed events. Themes in 2002 include the got milk?® campaign; Hot Summer, Cool Prizes; Second Annual Chance of a Lifetime Sweepstakes; and Ronald McDonald House Charities.

- **Circulation:** FSI circulation is projected to be at 58.8 million, down from 60.1 million in 2001. This decrease is attributable to the trimming of ancillary circulation, specifically direct mail supplemental distribution, which proved unpopular with clients in 2001. Household coverage will still be desirable at this level, and we expect good client feedback and participation.

The groundwork was laid in 2001 to continue to grow ROP revenue with the new efficiencies put into place. Automating ROP procedures will shorten the processing time considerably. Additionally, in the first quarter of 2002, Valassis introduced a system that allows clients to follow the processing of their ROP orders through Valassis and the newspapers, on-line and in real time. With these new systems, our capabilities become even more comprehensive and revenues are expected to be up in 2002.


100 Leading Media Companies
Publicly held media companies by return on sales
#10 Valassis

Advertising Age, August 20, 2001

Cluster-Targeted Marketing Products

- Newspaper-delivered Product Sampling
- Newspaper Polybag Advertising
- Solo Newspaper Inserts
- Direct-to-Door Sampling/Advertising

Solo Inserts can provide mass reach to over 80 million households each week or they can be targeted and delivered to meet specific marketing objectives.



Solo insert diecut attracts attention.



Newspouch® delivers a sample with your newspaper.

Yesterday

The company began producing specialty print promotions for individual customers in the late 1980s in our Solo/Commercial Department. In September of 1988, the department completed its largest job – a 100 million circulation, four-page solo insert with 32 versions in seven languages, for McDonald's. On January 3, 1989, the Solo/Commercial Department officially became a new division – Valassis Impact Promotions.

Growth continued in the 1990s as Valassis acquired a newspaper-sampling product from the Newspaper Association of America and the *Chicago Tribune* in April of 1993. Not only was product sampling one of the fastest growing forms of consumer promotion, it was also a natural fit with the FSI. What started out with one newspaper-delivered sampling product has grown to include a wide range of solutions, including Newspac®, Newspouch®, Direct-to-Door Sampling, Brand Bag™ and Brand Bag+™.


MediaVest

Cadillac DeVille Brand Bag™

"Feedback about the polybag was nothing short of phenomenal, according to the agency. A follow-up phone survey of subscribers who got the ad found that 63% recalled the bagged ad, and 7.6% said they would consider buying a Cadillac DeVille."

MediaWeek
June 19, 2000


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Yesterday...Newspac®, our first sampling product

Today...Brand Bag™ sends retailer's message.

Tomorrow...Diversified customer base includes automotive, telecommunications and computer industries.

Today

As Valassis repositioned itself as the nation's premier provider of Connective Media™ solutions in 2001, we reorganized our divisions to better reflect our mass-, cluster-targeted and one-to-one media services. As a result of this change, the former Valassis Impact Promotions (VIP) and Targeted Marketing Services (TMS) divisions were merged into one – cluster-targeted group. This new structure is more reflective of how Valassis does business today. The move was prompted by the similarities in growth and margin structure, product lines and clients. It offers internal efficiencies, drives additional client demand and creates a smoother growth pattern in the long term. We offer our clients the broadest spectrum of solutions, and this new structure readily facilitates this capability.

One cluster-targeted solution is the Valassis solo insert, a full-color, single-advertiser free-standing insert delivered via the newspaper. Solo inserts can provide mass reach to over 80 million households each week in every major city, in all 50 states and Canada; or, they can be targeted and delivered to meet specific marketing objectives. The state of the economy also impacted our solo inserts in 2001. They experienced heavy competition from commercial printers, and some advertisers traded down to less expensive print formats.

Overall, revenues for cluster-targeted products experienced growth in the first half of the year, driven in large part by polybag sampling. We entered several agreements with large department stores in 2001 such as J.C. Penney, Nordstrom, Macy's and Marshall Field's. The second half was impacted by the economic climate and tightening marketing budgets; however, we ended the year with revenues for cluster-targeted products that were slightly up from revenues a year ago as we saw our emerging-categories client base grow. New customers in 2001 included Border's, Payless Shoes, Murray Discount Auto and Verizon. In addition, computer

Customer-Driven

Our clients are looking for creative solutions that make an impact and work for their brands. Our cluster-targeted products give them a variety of solutions to choose from and offer fun, innovative ways to attract attention and drive business. In addition, as more and more of our clients focus on their top prospects, our targeting capabilities allow them to direct their marketing dollars to reach the right consumer with the right message. I work with my clients to help them achieve their marketing objectives and optimize their relationships with consumers.

Kathleen O'Connor, Marketing Services Consultant, Chicago



hardware also was an active category for cluster-targeted products in 2001.

Tomorrow...Outlook 2002

Going forward, as we expand our cluster-targeted products, revenues are expected to grow. With a broad platform of existing clients, our primary focus in 2002 will be to expand the number of cluster-targeted products we offer our top customers and thus grow revenue with our existing customers. However, revenue growth rates and gross margins are projected to be lower than past levels, due to continued staunch competition, marketing cutbacks and the slowdown of new product introductions.

At the same time, we will concentrate on building a new and diversified customer base for these proven products, primarily within the telecommunications, computer and automotive industries, where we see great opportunity.

ONE-TO-ONE MARKETING PRODUCTS

- Direct Mail Sampling/Advertising
- Customized Frequent Shopper Direct Mail
- Customer Relationship Marketing (CRM) Software
- Internet-delivered Promotions
- Consulting and Agency Services

With the ability to draw from a grocery frequent shopper database of 38 million households, the potential to target consumers and drive business is limitless.


Shopping Mart
REWARDS

Valassis has the ability to manage, analyze and utilize frequent shopper data to drive business for our clients.



Why Pinpoint Mass-Marketing Is Not an Oxymoron

"Valassis' key advantage lies in the detailed coupon-redemption and loyalty-card statistics it collects from supermarkets, many of which also use software developed by Valassis to manage their loyalty programs."

Business 2.0
October, 2001

Yesterday

In the late 1990s, we began investigating the trend toward more targeted one-to-one marketing products. Inspired by the spirit in which the company was founded, and supported by a strong foundation built by our mass- and cluster-targeted products and proven models, we began pursuing one of the strategies of our growth plan: to grow through mergers and acquisitions. With the substantial cash flow Valassis generates, we invested in new capabilities, predominantly systems that support cooperative and solo CRM programs as well as CRM software.

We've invested in technology and systems capable of managing, analyzing and utilizing larger consumer databases. Our investments are highly complementary, and we leverage these investments in many directions.

In 2000, Valassis acquired the nation's leading CRM consulting and technology firm, PreVision Marketing®, LLC. This



Yesterday...Personalized promotional mailings target consumers.



Today...The Aztec Code's proprietary reporting system opened up CRM direct mail to the automotive industry.



Tomorrow...Receiving promotions via e-mail.

acquisition provided a critical element to Vālassis' one-to-one marketing strategy. It extended our one-to-one products to include full CRM agency services and customized solutions for the grocery, retail, telecommunications, high-tech and B2B industries.

The one-to-one segment also includes Promotion Watch, a Valassis company, which was established in 1983 as a consulting service for our clients' promotion security needs.

Today

Our newly-acquired capabilities also allow us to offer our manufacturer and retailer clients a wide range of CRM products. Reaching the right consumer with the right messages and promotional offers is the objective of all of these products, including solo mail for a single retailer or manufacturer and cooperative mailing pieces that include brands sold by many manufacturers. Programs run the gamut, from specially-designed pieces to help build and sustain a loyal customer base for retailers; personalized promotional mailings from packaged goods clients who have teamed up with grocers to target consumers based on past buying behaviors; or, a direct mailer from an automotive dealership making a special offer to meet car repair needs of their buyers.

With the addition of PreVision, we now have the ability to offer clients fully customized loyalty program solutions that maximize a company's ability to acquire, grow and retain loyal and profitable customer relationships. PreVision is a nationally recognized CRM leader. Their unique integration of high-level strategy, (often matched against the Big 5 consultancies) full-service execution, (on par with top agencies) analytical prowess and unparalleled innovation have led to many industry firsts and to stronger ROI for clients including Toys "R" Us, Ahold's Stop & Shop, Talbots, Bose, Qwest, iDine and Monster.com.

Despite 2001's tough economy, PreVision was able to grow its business. The company's

Quality is Priority

Quality is the common denominator within Valassis Promociones whether it be customer satisfaction, a well trained and consistent workforce or manufacturing cost efficiencies. Quality of production includes a pre-planned regimen of audit and verification activities for each production line and process within a given job. We currently have over 110 individualized standard operating practices in Spanish and English that are maintained by a separate document control team. Valassis Promociones is always improving our processes to better meet the needs of our clients.

Terrence Magee, Manager of Quality Control and Planning
Valassis Promociones, Mexico



continued growth is due to their high level of client satisfaction, strong economic and analytical focus – which is in high demand during recessionary times – and their proven track record for successful execution of complex customer loyalty and acquisition programs.

Additionally, PreVision augmented its suite of marketing software, PREVISIONWARE™, with new releases, culminating in version 1.5. This innovative software suite represents a new breed of technology leveraging marketing intelligence and analytic insights to help users effectively boost their customer-driven marketing initiatives. CRM industry analyst David Raab heralded PREVISIONWARE as "perhaps the most sophisticated in-house product introduced last year."

In partnership with our supermarket clients, Valassis Relationship Marketing Systems (VRMS) is building an immense purchase behavior database. Today, it includes household purchase data from 38 million households, representing 1.5 billion shopping trips per year. As more retailers join VRMS' loyalty marketing cooperative, the number of households and transaction data volumes will increase proportionately. To protect consumer privacy, household purchases are tracked on an anonymous basis. Names and addresses are acquired from each retailer just to print a name and address on a mailing piece.

From VRMS' mountain of frequent shopper data, VRMS can quickly answer marketers' questions such as:

- How many households shop once a week?
- Of these loyal shoppers, how many buy in a specific category on a regular basis?
- How many are buying a specific brand?
- What is the category and brand spending of each household?
- Among loyal shoppers who buy Brand X, what's most frequently purchased?
- What is the basket size of my best customers?

With answers to these questions and more, our clients can then reach the right consumer


Demographic
Name: Ann Smith
Age: 32
Income: $44,000
Gender: Female
Presence of Children: 3
Purchases
Date: 01/22/00
Total: $33.69

One class of CRM programs is enabled, in part, by the Aztec Code, a two-dimensional bar code that captures unique customer data.

with the right offer, creating the opportunity to drive more efficient business results and increase consumer loyalty for the brand and retailer. In 2001, VRMS reached its goal of delivering its personalized mailings to 4 million customers (per cycle) of some 4,000 retail stores including large retailers like Ahold's Stop & Shop, Kroger and Food Lion. In doing this, VRMS gained tremendous credibility in the packaged goods community.

Using the rich grocery frequent shopper database, mid-year we introduced the next generation of sampling. We offered a direct mail solo-sampling program, targeting consumers based on past purchasing behavior. Interest for this product continues to be strong, and we have executed programs for companies such as Heinz, Land O'Lakes and others.

Fueled by great interest in both the frequent shopper-based programs and solo programs utilizing multiple data sources, the Valassis internal direct mail operation represents one of our fastest growing CRM products. Our direct mail offering helps our clients build loyalty and increase sales and profitability using high impact, personalized communications and targeted product samples.

Another class of CRM programs is enabled, in part, by our Aztec Code products. The Aztec Code is a two-dimensional bar code that captures unique customer data. For example, we executed a successful program for General Motors (GM) to further meet the needs of their customers based on the information from the Aztec Code's proprietary reporting system and opening up CRM direct mail to a new category. In 2001, Valassis received a patent for exclusive promotional use of the Aztec Code and similar codes.

In addition to our company's fast growing, technology-based businesses, our CRM Division includes our Internet investments. Revenues for our Internet couponing ventures, have been slower than expected, which led Valassis, in the third quarter of 2001, to no longer fund our primary Internet investment,

Building and Growing

I have touched just about every aspect of our business, spending 10 years working on the FSI side and using the strategies and proven practices I learned there to help build our direct mail product line. I like to compare it to building a start-up company. Our direct mail business has grown so rapidly and we haven't even scratched the surface yet. The opportunity for growth is enormous, and I'm so excited to be a part of this incredibly targeted product where the return on investment is clearly evident.

Robyn Marcotte

Robyn Marcotte, Director of CRM Operations



Save.com. While the venture achieved significant accomplishments in its 23 months, it was unable to garner a critical mass of advertisers in an uncertain economic environment where advertisers were wary of the untested. Valassis continues our long-term interest in Internet couponing with an investment in Coupons, Inc. Valassis Canada, along with Coupons, Inc., has expanded consumer promotion to the Internet for Canadian consumers. Promotions are available at their destination site, www.coupons.com\canada. Additionally, promotions can be delivered by e-mail or directly from marketer websites.

There has been a heightened awareness of promotional sweepstakes' security needs, which drives business for Promotion Watch, another member of our one-to-one group. Our premier provider of promotion security consulting services exceeded its target for 2001.

Tomorrow...Outlook 2002

Our manufacturer and retailer clients are increasingly focused on the value they derive from their consumers. Our CRM capabilities are media independent. In addition to direct mail, our delivery vehicles include e-mail and other emerging techniques.

For 2002, PreVision is well positioned to deliver increased revenues with the introduction of several new exciting products and the addition of major accounts to its roster. Despite the economy, we anticipate increased business from the retail, telecommunications, high-tech, grocery, B2B and financial services sectors. On the technology side, we are excited about the ongoing development of PREVISIONWARE and the prospects for several new complementary programs and partnerships.

Growth for our direct mail sampling products will be driven by frequent shopper direct mail programs using the information-rich data this grocery frequent shopper database provides. This program, which piqued the



Boston Business Journal

PreVision foresees continuing growth

COMPANY AT A GLANCE

CFOs talk about the ASE

The ASE helped us achieve the results we wanted and provided us with an opportunity to build a common vision and alignment. "We were able to accelerate our unified

interest of our clients in 2001, has enormous potential in 2002 and beyond. Additionally, internal direct mail/database marketing programs are expected to grow revenues by more than 20% in 2002 versus 2001.

We will continue to build and expand upon the grocery frequent shopper database and partner with our clients to make this valuable information work to drive business for them. Innovative tools such as the Shopper Connection™, a cooperative mailer featuring valuable discounts on top consumer brands directed to the retailers' most responsive customers, and Household Navigator™, VRMS' proprietary targeting method, will drive business in this high-potential market. As a result, VRMS revenues are expected to double in 2002 as clients see the results this database can bring. Valassis expects that this investment will reach critical mass in 2003.



DM NEWS

SOFTWARE REVIEW

Previsionware Delivers Strong Inhouse System

"PREVISIONWARE is perhaps the most sophisticated in-house product introduced last year."

DM News, January 21, 2002

Costs and Production:

Building for the Future

Pressroom – Low-Cost Producer

As a trailblazer of sorts as a female Press Operator in a more traditional male role, I've seen Valassis blaze its own trails, too, in my 16 years here. The efficiencies and speed in today's Pressroom are impressive. With the addition of the newest state-of-the-art press in Durham, we are reaching speeds unfathomable when I started in 1986. We've been using robotics and automated wire-guided vehicles since before I started, and we are continually looking for ways to improve our efficiencies and introduce the latest technology and equipment to remain a low-cost producer.

June K. Mayse, Press Operator,
Durham Printing





Yesterday... The "Blue Goose" printing press retired in 1976.


LITHOMAN

Today... The MAN Roland, installed in 2001, can produce 13 billion FSI pages a year.

Yesterday

Throughout the years, Valassis has built a competitive manufacturing organization that uses the latest technology and equipment to help the company remain a low-cost producer. What started with one press has grown to include printing facilities in Livonia, Michigan, Durham, North Carolina and Wichita, Kansas; a pre-press facility in Plymouth, Michigan; and fulfillment group in Mexicali, Mexico. With growth comes expansion and efficiencies on which Valassis has built its reputation.

Today

Valassis strives to maintain our low-cost producer status and stay as efficient as possible while maintaining leadership positions in all of our product lines. Pricing in the paper market continued to be favorable in 2001. In addition, we have worked diligently to negotiate our media costs, which refer to the fees we pay newspapers to distribute our products. Valassis partners with more than 13,000 newspapers nationwide.

Strategic Sourcing

My father was a pioneer member of the Valassis sales team, who retired in 1996 after an illustrious 20-year career. He is one of my idols. The skills I bring to my job in strategic sourcing come, in part, from his sales talents. I purchase, among other things, paper for all of our product lines, which amounts to about $170 million annually - 180,000 tons of paper. It's not just about buying paper; it's about producing quality products, instituting cost efficiencies and implementing sophisticated systems to monitor quality. It's about doing your best to be the best in the industry.



William H. Blackmer, Director, Strategic Sourcing

The third component in our FSI cost structure is production. We achieved efficiencies with the addition of our first MAN Roland printing press in our Durham printing facility. This 56-page printing press can produce 3,000 feet per minute and has a shorter cutoff than our other presses, resulting in paper savings. The MAN Roland has the potential to produce 13 billion FSI pages a year. Additionally, the completion of our computer-to-plate initiative created savings.

Other cost efficiencies came with the restructuring of our debt and improving our capital structure. In the second quarter of 2001, Valassis sold $150 million of convertible bonds at 3% interest, which lowered our overall interest expense. The company continues to generate strong cash flow and has utilized it for share repurchase and the retirement of outstanding 9.55% bonds. Over the last six years, Valassis has bought more than 14.5 million shares of our stock. The company is in the midst of our fourth consecutive 5-million share repurchase program.

Tomorrow...Outlook 2002

Costs and expenses are expected to decrease year-over-year with media projected to be our largest cost component in 2002. In addition, new press installations are expected to yield more efficient paper utilization. As we build for our future, we have committed approximately $15 million in capital expenditures in 2002 and will add another equally efficient press in Durham.

With a capital expenditure plan in place and low debt levels, share repurchase is a great way to enhance shareholder returns. Valassis continues to be committed to allocating at least 50% of its yearly net income to share repurchase. Certain provisions in our public debt restrict share repurchase to approximately 50% of net income. Even within these confines, Valassis still has some flexibility to increase its share repurchase beyond 50%.

OUR PEOPLE



Valassis Family Room


Should You Bet On Biotech?
AOL's New Math • The Enron Fallout
FORTUNE
100
WORK FOR
THE TOP FIVE
Edward Jones
Container Store
SAS Institute
TDIndustries
Synovus Financial
How we pick the 100 best

FORTUNE, February 4, 2002

Yesterday

Armed with a dream and the passion to pursue that dream, in 1970 George F. Valassis & Company was founded. It has grown into a major public company, traded on the New York Stock Exchange. Initially, Valassis had five employees. Ten years later, there were 215 employees.

Today

Still alive with the entrepreneurial spirit, in which the company was founded, Valassis has grown to include nearly 1,600 employees in offices and manufacturing facilities throughout the United States, Canada and Mexico. The people who make up Valassis continually impress our visitors, customers, and even new employees. The overwhelming response when we ask our employees to define Valassis is captured in that one word – people. Our success is a result of the fine people we hire, the culture we foster and the respect we give to one another. We hire very talented people, challenge them to provide great service to our customers and



Workout Facility



A doctor provides on-site services.

reward them for doing an exceptional job. This recognition is reflective of the caliber of employees we have at Valassis. Valassis is a people-oriented company committed to making this company a great place to work. **In 2001, we were recognized by FORTUNE magazine for the fifth consecutive year as one of the "100 Best Places to Work for in America." At Valassis:**

- We want our employees to build their careers here: We believe in promoting from within and offer many opportunities for employees to move laterally, as well as to learn even more about our business.

- We promote a friendly work environment: The importance we place on our people is evident. We offer a number of convenience services from an on-site doctor to fully equipped fitness centers, and family rooms designed to provide comfort and privacy for mothers returning to work. We know family is important to our employees, and we have programs in place to recognize that.

- We recognize the various life stages our employees are in and have made a commitment to flexibility: Long before there were formal alternative work schedules in place, flexible schedules were being utilized by employees.

- We strongly believe in open communication: We use memos, e-mails, voice mails and forums to communicate with our employees everyday.

- We make a commitment to diversity: Our Diversity Councils are visible, raising awareness to diversity of all kinds. We have established three Diversity Councils serving our Michigan facilities; Durham, North Carolina; and Wichita, Kansas locations.

- We believe in being a good corporate citizen: In addition to donations of both time and money, directed by the Employee Giving Committee each year, Valassis employees select a corporate charity and raise funds for that organization. In 2001, Valassis employees supported the Make-A-Wish Foundation.

Extended Family

I can't imagine my life without the flexibility and support of my Valassis family. I had worked in the Marketing Department at Valassis for eight years when my life turned upside down with the birth of my son three months prematurely. That was eight years ago, and my professional responsibilities and work schedule have been adjusted several times to meet the changing needs of my family. Valassis allows me to be the kind of mother I need to be, while still contributing in a meaningful way to the business as editor of our client magazine and providing client support.

Dawn Northrup

Dawn Northrup, Product Support Manager



Tomorrow...Outlook 2002

Our people are our success stories. While change is constant and we must readily adapt to change, the importance we place on our people is one philosophy that remains the same.

A Unique Culture

It's been 16 years since I started what was to be a one-day assignment at Valassis. Valassis not only talks about how important their people are - they believe it and our programs and work environment are proof of this unique culture. I enjoy the people I work with. Everyone respects one another. If you don't give respect to people then you don't get it back. This is my philosophy and it's refreshing to see it valued in the workplace.

Helen J. Lofton

Helen J. Lofton, Production Coordinator, Durham Printing



Distinguished Board of Directors



Alan F. Schultz [E]
Chairman of the Board and
President and CEO – Valassis



Brian J. Husselbee [C]
President and CEO
NCH Marketing Services, Inc.



Robert L. Recchia [E]
Executive Vice President and Chief
Financial Officer – Valassis



Kenneth V. Darish [A]
Consultant
PentaMark Worldwide



Marcella A. Sampson [C]
Retired Dean of Students and Director of
Career Services – Central State University, Ohio



Patrick F. Brennan [A]
Retired President and CEO
Consolidated Papers, Inc.



Ambassador Faith Whittlesey [C] [E]
Chairman and President
American Swiss Foundation



Barry P. Hoffman
Executive Vice President and
General Counsel – Valassis



Seth Goldstein [A]
Co-founder and Partner
Majestic Partners

Board Committees:

A – Audit Committee   C – Compensation/Stock Option Committee   E – Executive Committee

Valassis would like to thank and pay tribute to Richard N. Anderson, who served on the Board of Directors and retired as Valassis Executive Vice President of Manufacturing and Purchasing in 2001 after 19 years of service.



Executive Committee

Alan F. Schultz
Chairman of the Board,
President and CEO

Robert L. Recchia
Executive Vice President and
Chief Financial Officer

Richard P. Herpich
Executive Vice President,
Manufacturer Services

Barry P. Hoffman
Executive Vice President
and General Counsel

MaryAnn D. Rivers
Executive Vice President,
Targeted Print & Media Solutions

William F. Hogg, Jr.
Executive Vice President,
Manufacturing

Valassis Leadership Council

Larry A. Berg
Vice President,
Newspaper Sales and
Purchasing

Suzanne C. Brown
Vice President,
Sales Development,
Valassis Sales & Marketing
Services, Inc.

Amy S. Courter
Vice President, Information
Technology

Franklyn J. Farace
Vice President,
Western Sales,
Valassis Sales & Marketing
Services, Inc.

Blaine G. Gerber
Vice President,
Durham Printing,
Valassis Manufacturing
Company

Ronald L. Goolsby
Vice President, Operations,
Valassis Manufacturing
Company

Suzanne E. Griffin
Chief Executive Officer,
Valassis Relationship Marketing
Systems, LLC

Timothy J. Halfmann
Vice President,
Midwest Sales, Valassis Sales
& Marketing Services, Inc.

Marcia L. Hyde
Vice President,
Human Resources and
Communications Center

Ruth N. Libbey
Vice President,
Targeted Print & Media
Solutions, Valassis
Manufacturing Company

Lynn M. Liddle
Vice President,
Investor Relations and
Communications Center

Robert A. Mason
Vice President of Sales,
Targeted Print & Media
Solutions, Valassis Sales &
Marketing Services, Inc.

Sandra L. Robinson
Vice President and
Assistant General Counsel

Stephen L. Swanson
President,
Retail Sales Division,
Valassis Sales & Marketing
Services, Inc.

Aaron Z. Trager
Vice President,
Richard N. Anderson Printing,
Valassis Manufacturing
Company

Michael A. Wood
Vice President,
Wichita Printing, Valassis
Manufacturing Company

Gary A. Yost
Vice President,
Marketing, Valassis Sales
& Marketing Services, Inc.

SHAREHOLDER INFORMATION



ssis.
cting Peop

New York Stock Exchange Ringing Bell Ceremony, April 2001

Form 10-K

A copy of the Valassis Annual Report on Form 10-K filed with the Securities and Exchange Commission for fiscal 2001 is available on the company website or at:
Valassis Investor Relations
19975 Victor Parkway
Livonia, MI 48152
(734) 591-3000
www.valassis.com

Stock Exchange Listing

New York Stock Exchange (NYSE)
Ticker Symbol: VCI

Transfer Agent and Registrar

Inquiries regarding stock certificate holdings, changes in registration or address, lost certificates and other shareholder account matters should be directed to Valassis' transfer agent:
American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
(800) 937-5449

Annual Meeting

Shareholders are invited to attend the company's annual meeting, to be held Tuesday, May 14, 2002 at 9:00 a.m. (EDT) at Valassis Headquarters, 19975 Victor Parkway, Livonia, MI, 48152

Quarterly Calendar

Quarterly reporting periods end:
March 31, 2002
June 30, 2002
September 30, 2002
December 31, 2002

Manufacturing and Production

Durham, NC
Livonia, MI
Mexicali, Mexico
Plymouth, MI
Wichita, KS

Sales Offices

Chicago, IL
Dallas, TX
Livonia, MI
Minneapolis, MN
Seal Beach, CA
Shelton, CN
Toronto, Ont.

VALASSIS FORM 10-K



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

FOR THE PERIOD ENDED DECEMBER 31, 2001

Valassis.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

__X__ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001 or

______ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-10991

VALASSIS COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	38-2760940
(State of Incorporation)	(IRS Employer Identification Number)

19975 Victor Parkway
Livonia, MI 48152
(address of principal executive offices)
Registrant's Telephone Number: (734) 591-3000

Securities registered pursuant to Section 12(b) of the Act:

TITLE of each class	Exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange
6 5/8% Senior Notes Due 2009	Not Applicable
Zero Coupon Senior Convertible Notes Due 2021	Not Applicable

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and, (2) has been subject to such filing requirements for the past 90 days:

Yes __X__ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

As of March 15, 2002, there were 53,896,700 shares of the Registrant's Common Stock outstanding. As of such date, the aggregate market value of the voting stock held by non-affiliates* of the registrant was $1,332,000,000.

The applicable portions of the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders to be held on or about May 14, 2002 are incorporated by reference herein into Part III of this Annual Report on Form 10-K.

* Without acknowledging that any individual director or executive officer of the Company is an affiliate, the shares over which they have voting control have been included as owned by affiliates solely for purposes of this computation.

Item 1. Business

The Company

Valassis leads the marketing services industry by connecting people to brands through our wide range of products and services offered to a variety of premier manufacturers and retailers.

We offer a broad array of strategic marketing solutions, including:

Mass Marketing Products:

- Free-Standing Inserts ("FSIs") - four-color promotional booklets containing the coupons of multiple advertisers that are distributed by us to nearly 59 million households through Sunday newspapers;
- Run-of-Press ("ROP") - promotions printed directly on the pages of over 13,000 newspapers;

Cluster-Targeted Marketing Products:

- Newspaper-delivered Product Sampling - samples machine-inserted into newspapers or placed in a polybag around the newspaper;
- Newspaper Polybag Advertising - advertising message on a newspaper polybag without a sample;
- Solo Newspaper Inserts - specialized print promotion programs for single advertisers.

One-to-One Marketing Products:

- Direct Mail Sampling / Advertising - high-impact, personalized communications and product samples aimed at the right target audience;
- Customer Relationship Marketing ("CRM") software, consulting and agency services;
- Internet-delivered promotions;
- Security consulting services.

Business Strategy

We believe that our existing products put us in a strong position to meet the mass and cluster-targeted needs of our clients. Our strategy is to build on the strength of our core FSI product to offer a range of integrated marketing solutions to a broader base of clients. In order to accomplish this, we will continue our commitment to the FSI segment of our business, while providing high levels of product quality and client service. In addition, we will attempt to capitalize on our expertise in consumer promotion to further expand our existing cluster-targeted products, and to further develop our Customer Relationship Marketing initiative. We will continue to offer more highly-targeted and one-to-one marketing solutions via direct mail and the Internet, utilizing database marketing techniques.

The Company's Products

We print and publish cents-off coupons, refund offers, premiums, sweepstakes and contests distributed to households throughout the United States and Canada. We offer our clients a variety of consumer promotion alternatives. Depending upon the particular promotion goal, a client can choose to include its promotional *materials* in FSIs or ROP, distribute a customized printed solo insert, or distribute a product sampling program. We market our products through our own sales force and rely to a significant extent on repeat business.

Our Marketing Services Consultants personally call on existing clients to maintain relationships and on potential clients to describe the advantages afforded by our products compared to other promotion alternatives. In addition, approximately 20% - 25% of each cooperative FSI program is sold to direct mail marketers who purchase space (referred to as "remnant space") at reduced costs in exchange for accepting such space on an available basis.

Mass Marketing Products

Free-Standing Inserts (FSIs)

Most of the consumer purchase incentives that we publish are featured in cooperative FSIs, which are four-color promotional booklets printed by us at our own facilities and distributed through Sunday newspapers. Cooperative FSIs are booklets containing promotions from multiple advertisers. We produced our first FSI in 1972. In 2001, we inserted our cooperative FSIs in the Sunday edition of over 525 newspapers with a combined average newspaper circulation of over 60 million on 45 publishing dates. By comparison, there were approximately 93.3 million households in the United States, according to the latest information published by the U.S. Census Bureau.

As a natural extension of our U.S. business, Valassis Canada publishes the Shop & Save FSI in Canada. The Shop & Save FSI is distributed to approximately 5 million Canadian households through weekend home-delivered newspapers. In addition, Valassis produces a specialty FSI for smaller rural communities, reaching 5.4 million households in the U.S.

Most FSI sales are made significantly in advance of program dates. We typically announce our annual publication schedule approximately 12 to 18 months in advance of the first publication date and clients may reserve space at any time thereafter. Marketing Services Consultants work closely with clients to select their FSI publication dates from our schedule and coordinate all aspects of FSI printing and publication, as well as to obtain commitments from customers in the form of signed contracts. Our proprietary order entry and ad placement software allows us to produce as many different FSI versions as clients require, typically over 240 different layout versions per publication date. By offering different versions in different markets, we offer our clients greater flexibility to target precise geographic areas or tailor promotional offers to particular markets by varying coupon values, promotion copy and terms of the promotional offer.

At the end of the selling cycle for each cooperative FSI program, there is generally space in the booklet that has not been sold. This remnant space is sold at a discount, primarily to direct mail marketers, who are placed on a waiting list for space that may become available. We select direct mail marketers as remnant space clients on the basis of a number of factors, including price, circulation, reputation and credit-worthiness. Remnant space clients are subject to being "bumped" in favor of a regular price client in need of space at the last minute. Remnant space sales are included in total cooperative FSI sales for financial reporting purposes.

Total cooperative FSI sales during the year ended December 31, 2001 were $579.2 million, or 68% of our total revenue. The top ten FSI customers accounted for approximately 25% of FSI sales during the year ended December 31, 2001, and no single customer accounted for more than 10% of FSI sales during the same period.

Run-of-Press (ROP)

We arrange for the placement of on-page newspaper ads on behalf of our clients. We serve in an agency role in this regard.

Media (newspaper placement fees) is the major cost component of ROP distribution, which generally accounts for approximately 98% of our total direct ROP costs. We believe that our clients use us to place ROP because of our ability to negotiate favorable media rates, our well-developed production and national network placement capabilities, and our live quoting capability.

ROP customers include primarily telecommunications and pharmaceutical companies and their advertising and promotion agencies. Our total ROP sales were $31.9 million during the year ended December 31, 2001, or 4% of our total revenue. The top ten ROP customers accounted for 59% of the ROP sales during the same period.

Cluster-Targeted Products

Cluster-targeted products include:

Solo Newspaper Inserts

Valassis offers its clients specialty print promotion products in customized formats such as die-cuts, posters and calendars, as well as traditional FSI formats. Because these promotions feature only one manufacturer (referred to as "solos"), the customer has the ability to create a completely individualized promotion. This allows customers the flexibility to run promotions any day of the week in any newspaper throughout the United States. We specialize in producing turnkey promotions for franchise retail marketers, such as fast food chains, allowing orders to be placed on a national, regional or local basis.

Product Sampling and Advertising

We offer newspaper-delivered sampling products that gives manufacturers the ability to cost-effectively reach up to 65 million households in one weekend. Samples can either be machine-inserted into newspapers (Newspac), placed in a polybag around the newspaper, or pre-sealed in a pouch that forms part of the polybag (Newspouch). In addition, Brand Bag and Brand Bag + offer marketers the opportunity to deliver an impactful advertising message on a newspaper polybag without a sample included. Both products offer clients home-delivered newspaper circulation of up to 46 million households in one weekend. The bags feature the customer's advertising with the option of a weather-resistant tear-off coupon. We increased our competitive advantage in 2000 with the purchase of the consumer direct-to-door product sampling arm of Alternative Marketing Networks.

In 2001, cluster-targeted products generated total revenue of $197.1 million, or 23% of our total revenue. The top ten clients accounted for approximately 38% of cluster-targeted sales during the year ended December 31, 2001.

One-to-One Marketing

Customer Relationship Marketing (CRM)

Customer Relationship Marketing allows companies to understand consumer purchase behavior and to use that information to deliver intelligent, targeted promotions. The goal of CRM is to provide retailers with a turnkey service that builds long-term consumer relationships and increases profitability.

During 1999, we made a strategic investment in Relationship Marketing Group, Inc., which was later reorganized into a limited liability company, (RMG). In August 2000, VNU Marketing Information and RMS, Inc. invested in RMG and RMG was renamed Valassis Retail Marketing Systems (VRMS). We currently own approximately 25% of VRMS and have an option to acquire up to an additional 50%. This option expires in July 2002. VRMS provides a consumer packaged goods-sponsored direct mail vehicle that uses proprietary software to target grocery retail frequent shopper households based on prior purchase behavior.

In 2000, we completed our most significant acquisition to date with the 80% purchase of Boston-based PreVision Marketing®, a high-end, full-service CRM agency. Through PreVision we have the ability to analyze the information marketers collect in databases; make strategic recommendations; execute creative programs; and analyze results.

In addition to VRMS and PreVision, Valassis produces additional "solo" direct mail database marketing programs. These programs utilize the Company's internal variable image print capability, its Aztec code technology and, in some cases, the VRMS shopper data list. Fueled by great interest in frequent shopper-based programs and solo programs utilizing multiple data sources, direct mail represents one of the fastest growing CRM products.

CRM revenue in 2001 totaled $34.9 million, $27.7 million of which was from PreVision.

Promotion Watch

Promotion Watch offers a variety of promotion security consulting services, including the execution of chance promotions such as sweepstakes and contests. We help clients with the entire process, from preliminary planning, through the writing of official rules, overseeing the printing and placement of winning pieces, and conducting background investigations of winners.

Competition

We compete in the cooperative FSI business principally with News America FSI, Inc., a company owned by The News Corporation Limited. We compete for business primarily on the basis of the following:

- client service and sales relationships;
- price; and
- category availability.

We also compete with in-store marketing and other forms of promotional strategies or coupon delivery, and may compete with any new technology or products in the sales promotion field.

In the past, new competitors have tried to establish themselves in the FSI market. During such times, the number of FSI programs increased, which led to a meaningful decrease in the number of pages per FSI program. As a result, we experienced periods of intense price competition. These events have had a significant adverse effect on our financial performance in the past. If new competitors enter the FSI market or our existing competitor tries to increase market share by reducing prices, our financial performance could be materially adversely affected.

Although we believe that cooperative FSIs are currently the most efficient means of distributing coupons to the public, we compete with other media for the promotion and marketing dollars of our customers. It is possible that alternative media or changes in promotional strategies could make FSIs less attractive to our customers or could cause a shift in their preference to different promotional materials or coupon delivery modes.

Cluster-targeted products compete with News America FSI, Inc. and commercial printers for print business, as well as with Sunflower Marketing for polybag advertising and sampling.

We compete with several newspaper network groups in the ROP market. As there is no significant capital investment associated with this business, other competitors could easily enter the ROP market. An increase in the number of ROP competitors could result in a loss of market share.

Employees

As of December 31, 2001, we had approximately 1,265 full-time employees: 259 of these employees are on our sales, sales operations and marketing staff; 833 are involved in manufacturing; 38 are on our management information systems staff; and 135 are involved with administration. None of our employees are represented by a labor union. We consider labor relations with employees to be good and have not experienced any interruption of our operations due to labor disagreements.

Segment Reporting

For segment financial information for the years 2001, 2000 and 1999, see the table titled "Results of Operations" presented on page 11 under "Management's Discussion & Analysis of Financial Condition & Results of Operations" and in Note 15 of the "Notes to Consolidated Financial Statements" under Item 8 "Financial Statements and Supplementary Data."

Item 2. Properties

Our principal executive offices are located in a leased office complex in Livonia, Michigan. We also lease sales offices in Los Angeles (Seal Beach), Chicago (Schaumburg), Dallas, Minneapolis, Connecticut (Shelton), and various other localities.

We operate three printing facilities. We own the Livonia printing facility, which consists of approximately 225,000 square feet and includes cluster-targeted products operations, printing and warehouse facilities. We also own printing facilities in Durham, North Carolina and Wichita, Kansas, consisting of approximately 188,000 square feet and 138,000 square feet, respectively. In addition, we lease a facility in Plymouth, Michigan, which houses our pre-press operations and a facility in Mexico, which houses our fulfillment operations. These facilities generally have sufficient capacity to handle present volumes although, during periods of unusual demand, we may require services of a contract printer.

Item 3. Legal Proceedings

On July 27, 2001 a federal court jury returned a verdict against Dennis D. Garberg & Associates, Inc. d/b/a The Sunflower Group (Sunflower) awarding the Company $16.6 million which included damages for past and future lost profits which, with prejudgment interest, will total nearly $20 million. The lawsuit, brought by the Company against Sunflower in February of 1999, asserted that Sunflower wrongfully obtained proprietary information from the Company's newspaper delivered sampling business. The jury found Sunflower liable for misappropriating the Company's trade secrets and inducing an individual to breach his duty of loyalty to the Company. No judgment has been entered pending the disposition by the Court of certain post trial motions by defendant seeking to set aside the award. The Company will request that the judge enter a judgment on the verdict. A reasonable estimation of the Company's ultimate recovery can not be made at this time and the Company has not recorded any amount in its financial statements.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

The Company's common stock is traded on the New York Stock Exchange (ticker symbol VCI). The approximate number of record holders of the Company's common stock at December 31, 2001 was 255.

High and low stock prices during the twelve months ended December 31, 2001 and 2000 were:

	2001		2000	
	Sales Price		Sales Price	
Quarter Ended	High	Low	High	Low
March 31	$ 34.4000	$ 28.7000	$ 42.6250	$ 25.2500
June 30	37.3500	28.0000	39.2500	29.6250
September 30	37.3000	30.1900	39.0625	20.5000
December 31	36.3300	30.5000	32.6875	21.2500

Currently, the Company has no plans to pay cash dividends. In addition, should the Company change its dividend policy, the payment of future dividends would be dependent on future earnings, capital requirements and other alternate uses of cash, as well as, subject to the restrictions described in Note 4 to the consolidated financial statements.

Item 6. Selected Financial Data

(in thousands of dollars, except per share data)

	YEAR ENDED				
	December 31 2001	**December 31 2000**	**December 31 1999**	**December 31 1998**	**December 31 1997**
Net sales and other revenues	$849,529	$863,121	$794,566	$741,383	$675,496
Earnings from continuing operations before extraordinary loss	119,143	125,699	121,134	84,286	69,930
Total assets	363,025	325,717	247,205	232,014	240,885
Long-term debt, less current portion	252,383	325,490	291,354	340,461	367,075
Earnings per share before extraordinary loss, basic^	2.22	2.30	2.14	1.44	1.15
Net earnings per share, basic	2.20	2.30	2.02	1.21	1.15
Net earnings per share, diluted	2.17	2.27	1.97	1.19	1.13
Cash dividends declared per share	---	---	---	---	---
Ratio of earnings to fixed charges (1)	11.00x	9.44x	7.98x	4.83x	3.92x

^The Company recorded a $1.3 million extraordinary loss (net of taxes) during the year ended December 31, 2001, a $6.9 million extraordinary loss (net of taxes) during the year ended December 31, 1999 and a $13.6 million extraordinary loss (net of taxes) during the year ended December 31, 1998, as a result of early retirement of a portion of its public debt.

(1) The ratio of earnings to fixed charges was computed by dividing (a) earnings before fixed charges, income taxes and extraordinary items by (b) fixed charges, which consist of interest expense, amortization of debt issuance costs and the interest portion of rent expense.

This information should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere in this Report. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," including specifically statements made in "Business Outlook" and elsewhere in this report on Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and to cause future results to differ from our operating results in the past. Such factors include, among others, the following: a new competitor in the Company's core free-standing insert business and consequent price war, which has occurred in the past when a new competitor entered the market; new technology that would make free-standing inserts less attractive; a shift in customer preference for different promotional materials, promotional strategies or coupon delivery methods, including in-store advertising systems and other forms of coupon delivery; an increase in the Company's paper costs, a significant cost component of the Company's business; or economic disruptions caused by terrorist activity, armed conflict or changes in general economic conditions, or economic changes which affect the businesses of our customers and lead to reduced sales promotion spending.

GENERAL

Valassis derives revenues primarily from the sale of space in promotional materials printed on the Company's printing presses. The Company's prime cost components include paper, payments to newspapers for insertion of promotional materials (media), printing costs (including labor) and shipping.

Paper represents approximately 41% of the cost of products sold for the Company's FSI business. Valassis purchases a combination of coated and uncoated paper. To protect the Company against the risk of price fluctuations, a significant portion of our paper requirements is purchased from two paper companies under long-term contracts. These contracts limit the amount of increases or decreases (to approximately 10% in any twelve-month period) of the Company's cost of paper purchased from these suppliers. Such cost can be adjusted quarterly. As of January 1, 2001, approximately 50% of our paper requirements are under long-term contract. The remainder of our paper requirement is bought pursuant to contracts that are typically three to six months in duration. The Company maintains on average less than 30 days of paper inventory.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, certain income and expense items from continuing operations and the percentages that such items bear to revenues:

	YEAR ENDED Dec. 31, 2001		YEAR ENDED Dec. 31, 2000		YEAR ENDED Dec. 31, 1999	
(dollar amounts in millions)	**Actual**	**% of Revenues**	**Actual**	**% of Revenues**	**Actual**	**% of Revenues**
Mass Marketing Products:						
FSI sales	$579.2	68.2%	$603.0	69.9%	$586.7	73.8%
ROP sales	31.9	3.7	25.7	3.0	24.3	3.1
Cluster-Targeted product sales	197.1	23.2	191.6	22.2	157.6	19.8
One-to-One product sales	39.3	4.6	15.1	1.7	5.1	0.6
Other income	2.0	0.3	27.7	3.2	20.9	2.7
Revenues	849.5	100.0	863.1	100.0	794.6	100.0
Cost of products sold	541.3	63.7	527.5	61.1	491.6	61.9
Gross profit	308.2	36.3	335.6	38.9	303.0	38.1
Selling, general and administrative expenses	89.2	10.5	81.6	9.5	81.8	10.3
Amortization of intangibles	3.4	0.4	3.1	0.4	5.2	0.7
Loss on equity investments	4.1	0.5	14.9	1.7	1.3	0.2
Operating earnings	211.5	24.9	236.0	27.3	214.7	27.0
Interest expense	17.7	2.1	22.9	2.6	26.0	3.3
Writedown of impaired assets	6.1	0.7	11.0	1.3	---	---
Earnings before income taxes and extra-ordinary loss	187.7	22.1	202.1	23.4	188.7	23.7
Income taxes	68.5	8.1	76.4	8.8	67.5	8.5
Earnings before extra-ordinary loss	119.2	14.0	125.7	14.6	121.1	15.2
Extraordinary loss (net of taxes)	1.3	0.1	---	---	6.9	0.9
Net earnings	$117.9	13.9%	$125.7	14.6%	$114.2	14.4%

Calendar 2001 Compared to Calendar 2000

Total revenues for 2001 decreased 1.6% to $849.5 million from $863.1 million in 2000. However, revenues in 2000 included $26.6 million related to net proceeds from a lawsuit settlement. Without the effect of this unusual item, 2001 revenue increased 1.5%. FSI revenue was down 3.9% to $579.2 million in 2001, due primarily to lower page demand. Cluster-targeted products revenue was up 2.9% to $197.1 million in 2001, although the segment was negatively effected in the second half of 2001 by the economy in the form of reduced demand, increased price competition and fewer new product introductions. Run-of-press revenues were up 24.1% for the year to $31.9 million, due to the shutdown of a competitor and additional sales focus. The one-to-one segment also experienced revenue growth, up 160.3% to $39.3 million.

Gross margin decreased from 36.9% in 2000 (excluding the lawsuit settlement mentioned above) to 36.3% in 2001. This decrease was primarily the result of the negative pressure on margins in the cluster-targeted segment of our business, due to the economy and increased price competition. FSI margins remained steady as any increases in media costs per page caused by reduced page demand were offset by decreased paper costs.

Selling, general and administrative expenses were up 9.3% to $89.2 million in 2001. This is primarily the result of the SG&A expenses of PreVision, which was acquired in August 2000. SG&A expenses in the second half of 2001 were down 2.9% compared to the second half of 2000, as cost containment initiatives were put into place in the latter part of 2001.

Interest expense was down for the year ended December 31, 2001 to $17.7 million from $22.9 million in 2000. The Company issued zero coupon convertible notes in June 2001 for $150 million. The proceeds were used to repay outstanding indebtedness under the revolving credit facility. The Company also retired $15.8 million in aggregate principal amount of its 9.55% Senior Notes due 2003.

During 2001, the Company took a one-time charge of $6.8 million relating to the closedown of Save.com, and resulting restructuring costs, a portion of which is included in SG&A as severance pay. In 2000, the company recorded losses from Save.com of $10.3 million and reserved against an additional commitment to Save.com of $2.9 million.

The effective tax rate was 36.5% for the year ended December 31, 2001, compared with 37.8% for the same period in 2000. This was primarily due to the ability to utilize certain capital losses as a result of the reverse repurchase agreement described in Note 17.

In connection with the retirement of the 9.55% Senior Notes due 2003 discussed above, the Company paid a premium of $2.0 million. Accordingly, the Company incurred extraordinary charges of $1.3 million (net of taxes) due to this early extinguishment of debt in 2001.

Calendar 2000 Compared to Calendar 1999

Total revenues for 2000 increased 8.6% to $863.1 million from $794.6 million for 1999. Revenues for 2000 include $26.6 million related to net proceeds from a lawsuit settlement. Revenues for 1999 include $15.1 million in sales from the direct merchandising division of Valassis of Canada, which was discontinued in the fourth quarter of 1999. Without the effects of these items, the increase in revenues would have been 7.3%. This increase was partially a result of a 1.8% rise in FSI revenue from $592.2 million in 1999 to $603.0 million in 2000. The FSI revenue increase was attributable to overall industry page growth partially offset by a reduction in remnant pricing. In addition, solo inserts (previously known as VIP) experienced a 16.8% increase in sales in 2000 compared to 1999 as a result of the continued strength of its core client base as well as increased demand from new categories. Sampling and advertising products (previously known as Targeted Marketing Services) rose 22.0% in 2000 to $84.2 million, from $69.0 million in 1999. This increase was primarily a result of growth in the sampling and advertising business.

Gross margin increased from 38.1% in 1999 to 38.9% for 2000. Excluding the impact of a lawsuit settlement included in other revenues in the first quarter of 2000, gross margin would have decreased to 36.9%. This decrease was due primarily to increases in paper costs, a reduction in remnant pricing and the publication of four "custom co-ops" which operate at a lower margin than the regular co-op FSI.

Losses on equity investments (Save.com, IDS and VRMS) in 2000 totaled $14.9 million. This included a charge of $10.3 million for Save.com losses which were recognized after the original investment was written off as an offset to outstanding loan balances, due to the fact that VCI was the sole financing source for Save.com.

Due to the uncertainty in the public markets regarding internet start-ups and the difficulty that Save.com and IDS are having securing additional financial backing at this time, the Company fully reserved against its investments, receivables and commitments with these companies at December 31, 2000. The Company also wrote off the goodwill of The Net's Best in the amount of $4.0 million due to the discontinuance of the business and related products and services. These actions resulted in an additional pre-tax charge of $11.0 million.

Interest expense was down for the year ended December 31, 2000 to $22.9 million from $26.0 million in 1999. The Company retired $114.0 million of its public debt in 1999. During the fourth quarter of 1999, the Company repurchased on the open market approximately $114.0 million in aggregate principal amount of its 9.55 % Senior Notes due 2003 for $129.4 million. See Liquidity and Capital Resources for further information.

The effective tax rate was 37.8% for the year ended December 31, 2000, compared with 35.8% for the same period in 1999. The effective tax rate increase was primarily the result of a lower tax rate in 1999 due to tax benefits associated with the writedown of our foreign investment associated with the Valassis of Canada direct mail merchandising division.

Earnings for the year ended December 31, 2000 were up 3.8% to $125.7 million versus $121.1 million (before extraordinary item) for last year.

Liquidity and Capital Resources

The Company's liquidity requirements arise mainly from its working capital needs, primarily accounts receivable, inventory and debt service requirements. The Company does not offer financing to its customers. FSI customers are billed for 75% of each order eight weeks in advance of the publication date and are billed for the balance immediately prior to the publication date. The Company inventories its work in progress at cost, while it accrues progress billings as a current liability at full sales value. Although the Company receives considerable payments from its customers prior to publication of promotions, revenue is recognized only upon publication dates. Therefore, the progress billings on the balance sheet include any profits in the related receivables and, accordingly, the Company can operate with low, or even negative, working capital.

Cash and cash equivalents totaled $10.6 million at December 31, 2001, nearly flat from December 31, 2000. This was the result of cash provided by operating activities of $131.5 million, and cash used in investing activities and financing activities of $37.8 million and $94.2 million, respectively, in 2001.

Cash flow from operating activities increased to $131.5 million for the year ended December 31, 2001 from $114.2 million for the year ended December 31, 2000. The Company used this cash flow during 2001 to repurchase $60.9 million (2.1 million shares) of its common stock and retire the remaining $15.8 million of 2003 debt. In addition, during 2001 the Company used $24.8 million of its cash flow to fund strategic acquisitions and equity investments. For further details, see Notes 13 and 14 of the "Notes to Consolidated Financial Statements".

The Company intends to use cash generated by operations to meet interest and principal repayment obligations, for general corporate purposes, to reduce its indebtedness and from time to time to repurchase stock through the Company's stock repurchase program. As of December 31, 2001, the Company had authorization to repurchase an additional 5,484,200 shares of its common stock under its existing share repurchase program.

Management believes the Company will generate sufficient funds from operations and will have sufficient lines of credit available to meet currently anticipated liquidity needs, including interest and required principal payments on indebtedness.

Capital expenditures were $15.7 million for the year ended December 31, 2001. Management expects future capital expenditure requirements of approximately $15 million over each of the next three to five years to meet increased capacity needs at its three printing facilities and to replace or rebuild equipment as required. It is expected that equipment will be purchased using funds provided by operations.

Recent Accounting Pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The adoption of SFAS 133 did not have a material effect on the Company's financial position or results of operations.

During July 2001, the Financial Accounting Standards Board ("FASB") issued two statements SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", that amend APB Opinion No. 16, "Business Combinations," and supersede APB Opinion No. 17, "Intangible Assets." The two statements modify the method of accounting for business combinations entered into after June 30, 2001 and address the accounting for intangible assets. Beginning January 1, 2002, the Company will no longer amortize its goodwill and certain intangible assets, but will, however, evaluate them for impairment annually. The Company is in the process of completing its transitional goodwill impairment testing but does not expect the adoption of these statements to result in an impairment of goodwill. The Company estimates that goodwill and indefinite-lived intangible asset amortization required under previous accounting standards of approximately $3 million will not be charged to the income statement in future periods.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on its financial position or results of operations.

During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121 and provisions of APB Opinion No. 30 for the disposal of segments of a business. The statement creates one accounting model, based on the framework established in Statement No. 121, to be applied to all long-lived assets including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material effect on its financial position or results of operations.

Business Outlook

The following statements are based on current expectations. These statements are forward looking and actual results may differ materially.

--Overall revenues in 2002 are expected to be flat to down slightly compared to 2001 as the result of tightening client marketing budgets.

--FSI revenues and margins are expected to be down slightly. We have reduced our co-op date schedule to 43 dates and anticipate an increase in less-profitable custom co-ops. We also reduced our FSI circulation to remove circulation which proved unpopular with clients. FSI pricing is expected to be flat to down slightly based on current contracts.

--The average price of paper, which is a major cost factor in the Company's business, decreased in 2001. The average price of paper in 2002 is expected to again decrease compared to the average in 2001.

-- The increased demand for ROP advertising is expected to extend into 2002, due to the shutdown of a competitor and additional sales focus.

--Cluster-targeted product revenues are expected to grow, but at a slower rate than in the past, due to competition and marketing cut backs.

--One-to-one product revenues are expected to increase. PreVision revenues are expected to grow 4 to 6% and direct mail revenue is expected to increase over 20%.

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and December 31, 2000.

Thousands of dollars, except per share data	THREE MONTHS ENDED Mar. 31	June 30	Sept. 30	Dec. 31
Fiscal Year Ended December 31, 2001				
Revenue	$227,810	$217,277	$198,408	$206,034
Cost of products sold	145,060	133,845	127,578	134,899
Earnings, before extraordinary item	32,458	33,738	24,711	28,237
Earnings per common share, before extraordinary item, basic	0.60	0.62	0.45	0.52
Net earnings	32,458	33,738	23,426#	28,237
Net earnings per common share, diluted	0.60	0.62	0.53	0.52

Thousands of dollars, except per share data	THREE MONTHS ENDED Mar. 31	June 30	Sept. 30	Dec. 31
Fiscal Year Ended December 31, 2000				
Revenue	$239,037^	$211,085	$191,073	$221,926
Cost of products sold	128,838	129,571	122,181	146,883
Earnings, before extraordinary item	53,411	34,383	25,662	12,243
Earnings per common share, before extraordinary item, basic	0.96	0.63	0.47	0.24
Net earnings	53,411	34,383	25,662	12,243+
Net earnings per common share, diluted	0.94	0.62	0.47	0.23

^ Revenue includes the proceeds from the settlement of a lawsuit. See Note 8 to the Consolidated Financial Statements.

Net earnings for the quarter ended September 30, 2001 include an extraordinary loss (net of taxes) of $1.3 million, as a result of the early retirement of a portion of the Company's public debt.

+ Includes the effect of impairment charges to record losses on investments, loans and commitments related to Save.com and IDS (see Note 14), and the write off of goodwill related to The Net's Best.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

The Company has exposure to interest rate risk from its long-term debt. A portion of the Company's debt is fixed rate, the remainder being a revolving credit facility at a variable rate. See Note 4 of the Notes to Consolidated Financial Statements for components of the Company's long-term debt.

The Company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in interest rates applied to its variable debt. As of December 31, 2001, the analysis indicated that such market movements would not have a material effect on the Company's consolidated results of operations or on the fair value of its risk-sensitive financial instruments.

The Company does not have a material exposure to risks associated with foreign currency fluctuations related to operations and does not use derivative financial instruments.

Item 8. Financial Statements and Supplementary Data

VALASSIS COMMUNICATIONS, INC.
Consolidated Balance Sheets

(in thousands)	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$10,615	$11,140
Accounts receivable (less allowance for doubtful accounts of $1,051 at December 31, 2001 and $1,322 at December 31, 2000)	131,777	114,554
Inventories:		
Raw materials	13,965	10,542
Work in progress	13,935	17,338
Prepaid expenses and other	7,499	10,729
Deferred income taxes (Note 6)	1,479	3,356
Refundable income taxes	4,277	-
Total current assets	**183,547**	**167,659**
Property, plant and equipment, at cost:		
Land and buildings	22,960	21,648
Machinery and equipment	120,548	123,043
Office furniture and equipment	31,674	31,638
Automobiles	900	1,117
Leasehold improvements	1,954	1,857
	178,036	179,303
Less accumulated depreciation and amortization	(113,967)	(119,265)
Net property, plant and equipment	**64,069**	**60,038**
Intangible assets (Note 3):		
Goodwill	115,756	107,756
Other intangibles	85,347	85,137
	201,103	192,893
Less accumulated amortization	(123,408)	(120,030)
Net intangible assets	**77,695**	**72,863**
Equity investments and advances to investees (Note 14)	**33,955**	**18,136**
Other assets	**3,759**	**3,083**
Deferred income taxes (Note 6)	-	**3,938**
Total assets	**$363,025**	**$325,717**

VALASSIS COMMUNICATIONS, INC.
Consolidated Balance Sheets, Continued

(in thousands, except share data)	December 31, 2001	December 31, 2000
Liabilities and Stockholders' Deficit		
Current liabilities:		
Current portion long-term debt	$2,600	$ -
Accounts payable	82,750	85,671
Accrued interest	3,105	3,919
Accrued expenses	32,846	31,412
Progress billings	51,766	49,029
Income taxes payable	-	1,019
Total current liabilities	**173,067**	**171,050**
Long-term debt (Note 4)	252,383	325,490
Deferred income taxes (Note 6)	3,259	-
Other non-current liabilities	-	1,681
Commitments and contingencies (Notes 7 and 8)	-	-
Stockholders' deficit (Notes 9, 10 and 11):		
Preferred stock of $.01 par value. Authorized 25,000,000 shares; no shares issued or outstanding at December 31, 2001 and December 31, 2000.		
Common stock of $.01 par value. Authorized 100,000,000 shares; issued 62,992,763 at December 31, 2001 and 62,932,556 at December 31, 2000; outstanding 53,698,382 at December 31, 2001 and 53,562,676 at December 31, 2000	630	629
Additional paid-in capital	99,116	87,015
Deferred compensation	(1,342)	(1,983)
Retained earnings	191,822	73,963
Foreign currency translations	(560)	(460)
Treasury stock, at cost (9,294,381 shares at December 31, 2001 and 9,369,880 shares at December 31, 2000)	(355,350)	(331,668)
Total stockholders' deficit	**(65,684)**	**(172,504)**
Total liabilities and stockholders' deficit	**$363,025**	**$325,717**

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Income

(in thousands, except per share data)	YEAR ENDED Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Revenues:			
Net sales	$847,455	$835,342	$793,860
Other (see Note 8)	2,074	27,779	706
Total revenues	**849,529**	**863,121**	**794,566**
Costs and expenses:			
Cost of products sold	541,382	527,473	491,593
Selling, general and administrative	89,168	81,588	81,770
Loss on equity investments	4,084	14,919	1,342
Amortization of intangible assets	3,433	3,080	5,243
Interest	17,711	22,924	25,968
Writedown of impaired assets	6,062	11,020	-
Total costs and expenses	**661,840**	**661,004**	**605,916**
Earnings before income taxes and extraordinary loss	187,689	202,117	188,650
Income taxes (Note 6)	68,545	76,418	67,516
Earnings before extraordinary loss	119,144	125,699	121,134
Extraordinary loss (net of tax benefit)	1,285	-	6,933
Net earnings	**$117,859**	**$125,699**	**$114,201**
Earnings per common share before extraordinary loss, basic	**$2.22**	**$2.30**	**$2.14**
Earnings per common share before extraordinary loss, diluted	**$2.19**	**$2.27**	**$2.09**
Net earnings per common share, basic	**$2.20**	**$2.30**	**$2.02**
Net earnings per common share, diluted	**$2.17**	**$2.27**	**$1.97**

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Stockholders' Deficit

(in thousands)	Common Stock	Additional Paid-in Capital	Deferred Compen-sation	Retained Earnings (Accumulated Deficit)	Treasury Stock	Foreign Currency Translation	Total Stock-holders' Deficit
Balances at January 1, 1999	**$462**	**$116,034**	**-**	**($165,937)**	**($218,785)**	**($298)**	**($268,524)**
Net earnings				114,201			114,201
Stock repurchase					(80,498)		(80,498)
3-for-2 stock split	165	(46,616)			46,451		-
Exercise of stock options		4,732			11,937		16,669
Deferred compensation			(1,135)				(1,135)
Stock grants		2,748					2,748
Foreign currency translation						(180)	(180)
Balances at December 31, 1999	**627**	**76,898**	**(1,135)**	**(51,736)**	**(240,895)**	**(478)**	**(216,719)**
Net earnings				125,699			125,699
Stock repurchase					(94,429)		(94,429)
Exercise of stock options	1	1,227			3,656		4,884
Deferred compensation			(848)				(848)
Stock grants	1	8,890					8,891
Foreign currency translation						18	18
Balances at December 31, 2000	**629**	**87,015**	**(1,983)**	**73,963**	**(331,668)**	**(460)**	**(172,504)**
Net earnings				117,859			117,859
Stock repurchase					(60,935)		(60,935)
Exercise of stock options		10,470			37,253		47,723
Deferred compensation			641				641
Stock grants	1	1,631					1,632
Foreign currency translation						(100)	(100)
Balances at December 31, 2001	**$630**	**$99,116**	**$(1,342)**	**$191,822**	**$(355,350)**	**$(560)**	**$(65,684)**

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Cash Flows

(in thousands)	YEAR ENDED Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Cash flows from operating activities:			
Net earnings	$117,859	$125,699	$114,201
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	10,318	8,222	7,660
Amortization of intangibles and bond discount	3,454	3,080	5,243
Provision for losses on accounts receivable	1,800	1,208	1,867
Writedown of impaired assets	6,062	11,020	-
Losses on equity investments	4,084	14,919	1,342
Stock-based compensation charge	12,102	3,801	2,194
(Gain)/loss on sale of property, plant and equipment	(770)	295	(55)
Deferred income taxes	9,074	(7,693)	677
Changes in assets and liabilities which increase (decrease) cash flow:			
Accounts receivable	(19,023)	(18,905)	(542)
Inventories	(20)	1,347	2,641
Prepaid expenses and other	2,800	(5,715)	433
Other assets	(1,661)	(17,351)	(5,413)
Other liabilities	(1,681)	1,106	-
Accounts payable	(2,921)	1,825	8,619
Accrued interest and expenses	(7,380)	(1,183)	3,261
Income taxes	(5,296)	1,441	5,499
Progress billings	2,737	(8,930)	(882)
Total adjustments	**13,679**	**(11,513)**	**32,544**
Net cash provided by operating activities	**$ 131,538**	**$ 114,186**	**$ 146,745**

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Cash Flows, Continued

	YEAR ENDED		
(in thousands)	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Cash flows from investing activities:			
Additions to property, plant and equipment	$ (15,741)	$ (14,044)	$ (14,261)
Proceeds from sale of property, plant and equipment	2,178	263	203
Acquisition of PreVision Marketing, net of cash acquired	-	(29,929)	-
Other investments and acquisitions	(24,815)	(12,127)	(10,659)
Other	541	(828)	(210)
Net cash used in investing activities	**(37,837)**	**(56,665)**	**(24,927)**
Cash flows from financing activities:			
Proceeds from issuance of common stock	37,253	3,656	11,937
Purchase of treasury shares	(60,935)	(94,429)	(80,498)
Repayment of long-term debt	(15,771)	(2,797)	(219,745)
Borrowings of long-term debt	152,627	-	99,738
Net (payments)/borrowings under revolving line of credit	(207,400)	36,100	70,900
Net cash used in financing activities	**(94,226)**	**(57,470)**	**(117,668)**
Net increase / (decrease) in cash and cash equivalents	(525)	51	4,150
Cash and cash equivalents at beginning of the year	11,140	11,089	6,939
Cash and cash equivalents at end of the year	**$ 10,615**	**$ 11,140**	**$ 11,089**
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$18,525	$22,650	$26,865
Cash paid during the year for income taxes	$63,996	$82,643	$56,625
Non-cash investing and financing activities:			
Stock issued under stock-based compensation plan	$1,632	$8,890	$2,748
Contingent purchase price for acquisition of PreVision	$8,000	-	-

See accompanying notes to consolidated financial statements.

(1) THE COMPANY

Valassis Communications, Inc. (Valassis or the Company) became a publicly-held company upon completion of its initial public offering on March 18, 1992. The Company operates in a single industry and principally produces free-standing inserts for customers in the packaged goods industry throughout the United States. No single customer accounted for more than 10 percent of the Company's sales during the years ended December 31, 2001, 2000, or 1999.

(2) SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Valassis Communications, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts for 2000 and 1999 have been reclassified to conform to current period classifications.

REVENUE RECOGNITION

Sales and earnings are recognized in the period the product is inserted for distribution. Progress billings represent customer billings in advance of the insertion date.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories are accounted for using the first in, first out (FIFO) method of inventory valuation.

ADVERTISING

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2001, 2000 and 1999 was $1.1 million, $1.5 million, and $1.4 million, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment are stated at cost. Expenditures and improvements that add significantly to the productive capacity or extend the useful life of an asset are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the estimated life of the related asset or the lease-term using the straight-line method. Property, plant and equipment are reviewed annually for impairment. The useful lives of the major classes of property, plant and equipment are as follows:

Class	Range
Buildings	5 - 20 years
Machinery and equipment	5 - 15 years
Office furniture and fixtures	3 - 5 years
Automobiles	3 years
Leasehold improvements	3 - 10 years

INTANGIBLE ASSETS

Intangible assets are amortized using the straight-line method over their estimated useful lives, which range from 10 to 40 years. Fully amortized intangible assets are removed from the cost and accumulated amortization accounts. In accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as well as APB No. 17, "Intangible Assets," the carrying value of goodwill is reviewed if circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of discounted cash flows. As part of this review, the Company assesses the useful lives assigned to intangible assets. In 2000, goodwill totaling $4.0 million related to The Net's Best was written off due to discontinuance of the business and related products and services. During 1999, the lives of certain intangible assets (primarily goodwill and the Valassis name) associated with the purchase of the assets and FSI business of GFV Communications in December 1996 were changed from 20 years to 40 years. This change was deemed appropriate based on the continuing significance of the FSI business to Valassis. In 1999, the effect of this change was to increase earnings before income taxes and extraordinary item and net earnings by approximately $3.1 million and EPS by approximately $0.05 per share on a diluted basis. See Note 3 for further details.

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

STOCK BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price at least equal to or greater than the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes no compensation expense for the stock option grants.

COMPREHENSIVE INCOME

Foreign currency translation is the Company's only component of other comprehensive income and is not considered material to the Company's consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The adoption of SFAS 133 did not have a material effect on the Company's financial position or results of operations.

During July 2001, the Financial Accounting Standards Board ("FASB") issued two statements SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", that amend APB Opinion No. 16, "Business Combinations," and supersede APB Opinion No. 17, "Intangible Assets." The two statements modify the method of accounting for business combinations entered into after June 30, 2001 and address the accounting for intangible assets. Beginning January 1, 2002, the Company will no longer amortize its goodwill and certain intangible assets, but will, however, evaluate them for impairment annually. The Company is in the process of completing its transitional goodwill impairment testing but does not expect the adoption of these statements to result in an impairment of goodwill. The Company estimates that goodwill and indefinite-lived intangible asset amortization required under previous accounting standards of approximately $3 million will not be charged to the income statement in future periods.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on its financial position or results of operations.

During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121 and provisions of APB Opinion No. 30 for the disposal of segments of a business. The statement creates one accounting model, based on the framework established in Statement No. 121, to be applied to all long-lived assets including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material effect on its financial position or results of operations

CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments (none at December 31, 2001 and December 31, 2000) with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. Generally, the Company does not require collateral or other security to support customer receivables.

The Company's debt is also a financial instrument with the estimated fair market value of the debt at $11.1 million under stated value as of December 31, 2001 and $3.7 million at December 31, 2000. See Note 4 for additional fair value disclosure.

FOREIGN CURRENCY TRANSLATION

The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of stockholders' deficit.

(3) INTANGIBLE ASSETS

Intangible assets, which principally arose from the 1986 acquisition of specific net assets from GFV Communications, Inc., and its related affiliates, consist of the following:

(dollars in thousands)

Intangible Assets	Original Amortizable Life in Years	Intangible Assets, at Cost	Unamortized Balance at Dec. 31, 2000	Unamortized Balance at Dec. 31, 2001	Remaining Amortizable Life in Years at Dec. 31, 2001
Goodwill	20 - 40	$115,756	$58,960	$64,211	19 - 25
The Valassis name and other	40	32,100	11,796	11,341	25
Pressroom operating systems	13.375	50,000	---	---	---
Other	10 - 40	3,247	2,107	2,143	7 - 25
		$201,103	**$72,863**	**$77,695**	

As required under the purchase agreement, the Company will pay an additional $8.0 million for the purchase of PreVision, due to the achievement of certain financial results. As such, the Company accrued $8.0 million at December 31, 2001, which is included in goodwill.

(4) LONG-TERM DEBT

Long-term debt is summarized as follows: (in thousands)	Dec. 31, 2001	Dec. 31, 2000
Revolving Credit Facility	$2,600	$210,000
9.55% Senior Notes due 2003	---	15,771
6 5/8% Senior Notes due 2009	99,756	99,719
Zero Coupon Senior Convertible Notes Due 2021	152,627	
	254,983	325,490
Less current portion	2,600	---
	$252,383	**$325,490**

During 1999, the Company repurchased on the open market approximately $114.0 million in the aggregate principal amount of its 9.55% Senior Notes due 2003 for $129.4 million. The Company incurred an extraordinary loss after tax of $6.9 million due to this early retirement of debt.

On June 6, 2001, the Company issued $150 million of zero coupon convertible notes due 2021. The net proceeds from such offering were used to repay outstanding indebtedness under the Credit Facility. The issue price of each note represents a yield to maturity of 3.0% per year calculated from the issuance date. In connection with the Company's issuance of its zero coupon convertible notes, the Company reduced the amount permitted to be borrowed under its Revolving Credit Facility from $230 million to $125 million.

During September 2001, the Company retired its 9.55% Senior Notes due 2003 with a face value of $15.8 million prior to maturity. The debt retirement resulted in an extraordinary loss after tax of $1.3 million.

Minimum long-term debt maturities are approximately $100 million in 2009.

CREDIT FACILITY

In November 1998, the Company replaced its revolving line of credit with a $160 million revolving credit facility pursuant to an agreement with Comerica Bank and several other banks (collectively, the "Banks") with Comerica acting as Agent for the Banks (the "Revolving Credit Agreement"). The Revolving Credit Agreement was amended in August 1999 to increase the available credit to $230 million and again in June 2001 to decrease the available credit to $125 million. The Revolving Credit Agreement matures in October 2002. The floating-rate interest is calculated on either a Eurocurrency-based rate or a prime rate. At December 31, 2001, there was $2.6 million outstanding under this facility, at a rate of 2.28%.

The Revolving Credit Agreement requires the Company to meet certain financial covenants. At December 31, 2001, under the most restrictive covenant, Valassis would have been able to declare a dividend up to $12.5 million. In addition, the Revolving Credit Agreement contains certain restrictive covenants that prescribe limits on Valassis' ability to, among other things, create or incur additional indebtedness, make certain investments and other restricted payments, incur liens, purchase or redeem its capital stock, pay dividends and make other distributions, make acquisitions, engage in transactions with affiliates, enter into mergers or consolidations, liquidate, sell, lease, or otherwise transfer their business or property to another entity, engage in any business other than the business engaged in by Valassis or substantially similar lines of business, and to enter into certain sales and leaseback transactions.

PUBLIC DEBT

At December 31, 2001, the Company's public debt consists of 6 5/8% Senior Notes due 2009 issued under an indenture dated January 12, 1999 and zero coupon convertible notes due 2021 issued under an indenture dated June 6, 2001. The Senior Notes are general unsecured obligations of VCI and rank on parity in right of payment with all other Senior Indebtedness of VCI. Interest is payable on the 2009 Senior Notes semi-annually on January 15 and July 15 of each year. The stated amount of the public debt under the 6 5/8% Senior Notes due 2009 and the zero coupon convertible notes due 2021 at December 31, 2001 is $100 million and $153 million, respectively.

Debt discount is being amortized utilizing the interest method over the term of the notes. The difference between the stated and effective interest rates is nominal. The debt is traded in the over-the-counter market. At December 31, 2001, the estimated fair market value of the debt was $11.1 million less than stated value. The debt had an estimated fair market value of $3.7 million under stated value at December 31, 2000. The fair market value was estimated using discounted cash flow analyses, based on discount rates equivalent to comparable U.S. Treasury securities plus a spread for credit risk and other factors. The indentures covering the public debt contain certain restrictive covenants that prescribe limits on Valassis' ability to, among other things, enter into sale and leaseback transactions, incur liens, make certain stock redemptions and stock repurchases, and enter into mergers, consolidations or convey or transfer substantially all of its property.

(5) PROFIT SHARING AND BONUS PLANS

The Company has discretionary profit sharing and team achievement dividend/bonus plans covering substantially all salaried and hourly employees.

Expenses under the aforementioned plans were as follows:

	YEAR ENDED		
(in thousands)	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Profit sharing plan	$3,683	$3,062	$4,262
Bonus plans for salaried, sales and hourly personnel	8,969	8,298	11,190
Bonus plan for executives	1,617	1,342	1,823

(6) INCOME TAXES

For financial reporting purposes, earnings before income taxes and extraordinary loss include the following components.

	YEAR ENDED		
(in thousands)	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Pre-tax income (loss):			
United States	$187,678	$201,606	$188,414
Foreign	11	511	236
	$187,689	**$202,117**	**$188,650**

Income taxes have been charged to earnings before extraordinary loss as follows:

	YEAR ENDED		
(in thousands)	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Federal:			
Current	$55,018	$76,706	$60,440
Deferred (credit)/provision	9,073	(7,693)	677
State and Local	4,454	7,405	6,399
	$68,545	**$76,418**	**$67,516**

The actual income tax expense differs from expected amounts computed by applying the U.S. federal income tax rate to earnings before income taxes and extraordinary item as follows:

	YEAR ENDED		
	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Expected income tax expense	$ 65,691	$ 70,741	$ 66,028
Increase (decrease) in taxes resulting from:			
Tax effect of writedown in foreign investments	-	-	(2,823)
Amortization of intangibles	427	427	427
State and local income taxes, net of federal benefit	2,895	4,813	4,159
Valuation allowance	(1,302)	-	-
Other items, net	834	437	(275)
Actual income tax expense, before extraordinary item	**$ 68,545**	**$ 76,418**	**$ 67,516**

The sources of deferred income taxes and effects of each were as follows:

	YEAR ENDED		
(in thousands)	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Equity losses	$ 4,561	$ (3,160)	$ -
Depreciation and amortization	873	798	96
Allowance for uncollectable accounts	1,231	(1,134)	13
General reserves	1,181	(1,088)	-
Convertible notes	1,356	-	-
Consulting agreement	228	155	333
Prepaid revenues	69	(646)	117
Deferred compensation	(906)	(1,651)	-
Restricted stock grants	(29)	(621)	150
Other items, net	509	(346)	(32)
	$ 9,073	**$ (7,693)**	**$ 677**

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

Significant components of the Company's deferred tax liabilities and assets are as follows:

Long term deferred income tax assets (liabilities):		
Fixed assets	$ (4,470)	$ (3,570)
Deferred compensation	2,557	1,651
General reserves	1,539	1,088
Convertible notes	(1,356)	-
Restricted stock	964	935
Consulting agreement	582	810
Equity losses	(3,034)	3,160
Other	(41)	(136)
Total long term deferred income tax assets (liabilities)	**$ (3,259)**	**$ 3,938**
Current deferred income tax assets (liabilities):		
Inventory	$ 615	$ 619
Accrued rebates	706	385
Allowance for uncollectible accounts	390	1,621
Minority interest net operating loss carryforward	126	1,428
Prepaid advertising revenue	(163)	763
Other - net	(69)	(32)
Current total deferred income tax assets	**1,605**	**4,784**
Valuation allowance	(126)	(1,428)
Net current deferred income tax assets	**$ 1,479**	**$ 3,356**

As a result of a reverse repurchase agreement transaction relating to $234.5 million in U.S. Treasury Securities, the Company released $3.7 million of its deferred tax valuation allowance, as it was able to utilize capital losses, and recorded a $1.3 million reduction in income taxes.

(7) COMMITMENTS

Total operating lease rentals, for various office space, charged to expense was $3.2 million, $3.1 million and $3.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. Entire minimum rental payments required under noncancelable operating leases as of December 31, 2001 are as follows:

Year Ending December 31,	(in thousands)
2002	$3,667
2003	3,444
2004	3,261
2005	2,864
2006	2,629
Thereafter	11,466
	$27,331

Future commitments pursuant to senior executive employment agreements, which include non-compete clauses, are as follows:

(in thousands)

Year Ended	Base Salary	Maximum Cash Bonus
Dec. 31, 2002	$2,000	$2,086
Dec. 31, 2003	1,659	1,659
Dec. 31, 2004	100	100

The Company's obligation to pay the maximum cash bonus is based on the Company attaining certain EPS and/or sales targets. The Company also provides stock options and restricted stock grants to certain of its executives (See Notes 9 and 10).

(8) CONTINGENCIES

On July 27, 2001 a federal court jury returned a verdict against Dennis D. Garberg & Associates, Inc. d/b/a The Sunflower Group (Sunflower) awarding the Company $16.6 million which included damages for past and future lost profits which, with prejudgment interest, will total nearly $20 million. The lawsuit, brought by the Company against Sunflower in February of 1999, asserted that Sunflower wrongfully obtained proprietary information from the Company's newspaper delivered sampling business. The jury found Sunflower liable for misappropriating the Company's trade secrets and inducing an individual to breach his duty of loyalty to the Company. No judgment has been entered pending the disposition by the Court of certain post trial motions by defendant seeking to set aside the award. The Company will request that the judge enter a judgment on the verdict. A reasonable estimation of the Company's ultimate recovery can not be made at this time and the Company has not recorded any amount in its financial statements.

In February 1999, the Company filed a lawsuit against Arthur Andersen LLP. A settlement was reached in February 2000. The proceeds of the settlement are included in other revenues in the accompanying condensed consolidated statement of income for the year ended December 31, 2000.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(9) STOCKHOLDERS' EQUITY

On April 1, 1999, the Board of Directors approved a three-for-two split of the Company's Common Stock, effected in the form of a 50% stock dividend, issued May 12, 1999, to stockholders of record as of April 16, 1999. Accordingly, all common share and per common share data have been restated to reflect this stock split. The stock split was accomplished through the issuance of 16,481,134 new shares and the use of 2,536,462 of Treasury Stock.

On September 1, 1999, the Board of Directors adopted a Stockholder Rights Agreement (the "Agreement"). Under the Agreement, the Board declared a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of the Company's common stock. The dividend was paid on September 27, 1999 to the shareholders of record on September 15, 1999. The Rights are attached to and automatically trade with the outstanding shares of the Company's common stock.

The Rights will become exercisable only in the event that any person or group of persons not approved by the Board of Directors acquires 15% or more of the Company's common stock or commences a tender offer for 15% or more of the Company's common stock. Once the Rights become exercisable they entitle the shareholder to purchase one one-hundredth of one share of a new series of preferred stock at an exercise price of $170. The Rights expire on September 1, 2009. The Company is entitled to redeem the Rights at $.01 per Right at any time, prior to the expiration of the Rights, before a person or group acquires 15% or more of the Company's common stock.

Options granted under the Company's Amended and Restated 1992 Long-Term Incentive Plan, which authorizes the issuance of a maximum of 13,045,921 shares of common stock with exercise prices at least equal to the fair market value of the shares at date of grant and, subject to termination of employment, expire not later than ten years from date of grant, are not transferable other than on death, and fully vest over terms ranging from six months to five years from date of grant.

Options granted under the Company's Broad-Based Incentive Plan, which authorizes the issuance of a maximum of 1,515,000 shares of common stock with exercise prices at least equal to the fair market value of the shares at date of grant and, subject to termination of employment, expire not later than ten years from date of grant, are not transferable other than on death, and fully vest over terms ranging from six months to five years from date of grant.

At December 31, 2001, there were outstanding options among 1,345 participants for the purchase of 5,807,400 shares. At December 31, 2001, there were 2,049,954 shares available for grant.

The following options to purchase the Company's common shares were outstanding under the Plan on December 31, 2001.

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Outstanding As of 12/31/2001	Weighted-Average Contractual Life	Weighted-Average Exercise Price	Exercisable As of 12/31/2001	Weighted-Average Exercise Price
$5.01 - $10.00	10,500	1.9	$6.50	10,500	$6.50
$10.01 - $15.00	128,822	4.6	$12.95	118,206	$12.87
$15.01 - $20.00	9,000	5.3	$15.17	9,000	$15.17
$20.01 - $25.00	1,730,609	5.5	$21.40	1,248,209	$21.37
$25.01 - $30.00	767,533	7.3	$28.26	229,191	$28.20
$30.01 - $35.00	1,897,575	3.9	$34.39	1,148,410	$34.59
$35.01 - $40.00	1,063,161	8.6	$35.70	70,096	$36.43
$40.01 - $50.00	200,200	7.8	$42.54	108,970	$42.59
	5,807,400	5.8	$29.66	2,942,582	$27.78

A summary of the Company's stock option activity for the years ended December 31, 2001, 2000 and 1999, is as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	Weighted Average per Share Exercise Price	Shares	Weighted Average per Share Exercise Price
Outstanding at beginning of year	6,714,502	$26.44	5,758,077	$25.05
Granted	1,088,340	$34.86	1,306,775	$30.00
Exercised	(1,890,479)	$20.95	(178,135)	$18.43
Forfeited	(104,963)	$32.57	(172,215)	$29.45
Outstanding at end of year	5,807,400	$29.66	6,714,502	$26.44
Options exercisable at year end	2,942,582	$27.78	3,963,024	$24.79

	Year Ended December 31, 1999	
	Shares	Weighted Average per Share Exercise Price
Outstanding at beginning of year	4,370,135	$19.97
Granted	2,008,890	$34.77
Exercised	(555,481)	$20.54
Forfeited	(65,467)	$22.99
Outstanding at end of year	5,758,077	$25.05
Options exercisable at year end	3,586,887	$24.82

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Because the exercise price of the Company's employee stock options is greater than or equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock Based Compensation" and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000, and 1999, respectively: weighted-average dividend yield of 0%, 0% and 0%, expected volatility of 35%, 36% and 34%, weighted-average risk-free interest rates of 4.80%, 5.23% and 5.00%, and weighted-average expected lives of 5.8, 5.5 and 5.7 years.

No options were granted at greater than market value in 2001, 2000, and 1999. The weighted average per share fair value of options granted at market value was $17.16 in 2001, $15.29 in 2000 and $14.21 in 1999. The weighted average exercise price of options granted in 2001, 2000, and 1999 was $34.86, $30.00, and $34.77, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share follows (in thousands except for earnings per share information):

	2001	2000	1999
Pro forma net earnings	$108,323	$116,824	$94,549
Pro forma earnings per share, basic	$2.02	$2.14	$1.67
Pro forma earnings per share, diluted	$1.99	$2.11	$1.63

The pro forma effects in 2001, 2000, and 1999 are not necessarily indicative of future pro forma adjustments. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(10) STOCK COMPENSATION PLANS

The following summarizes the Company's stock compensation plans:

Employee and Director Restricted Stock Award Plan

The Employee and Director Restricted Stock Award Plan provides for the grant of restricted stock to executives in lieu of or as a supplement to a cash raise, to employees as an award, and to non-employee, non-affiliated directors as a portion of their fee. A total of 300,000 shares of restricted stock have been reserved for this plan. Pursuant to an employment agreement between the Company and its then Chief Operating Officer, Alan F. Schultz, 11,250 shares of restricted stock were issued to Mr. Schultz annually in January 1996, 1997 and 1998, respectively, with each grant vesting ratably from date of grant over a three-year period. The expense related to the aggregate of such restricted stock was recognized on the straight-line method over the aggregate vesting period. Such pre-tax expense was approximately $94,000, $94,000 and $94,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

In addition, several executives received restricted stock grants totaling 39,000 shares and 34,500 shares in 1998 and 1997, respectively, each vesting over a three-year period. The expense related to this plan is recognized over the vesting period and was approximately $321,000 and $283,000 for the years ended December 31, 2000 and 1999, respectively. Also during 2001, 2000 and 1999, a portion of the total payments to the outside directors was paid in restricted stock from this plan, with a total value of approximately $120,000, $120,000, and $124,500, respectively.

Executive Restricted Stock Plan

The Executive Restricted Stock Plan provides for the grant of restricted stock, with a minimum one-year vesting, to certain executive officers. The maximum number of restricted shares that may be issued under this plan is 375,000, provided that not more than 60% of such shares are awarded to any one participant. Pursuant to employment agreements between the Company and certain executives, 40,500 shares, 65,250 shares and 32,250 shares of restricted stock were issued to such executives in 2001, 2000, and 1999, respectively. In addition, shares were also issued to other executives in 2001, 2000 and 1999 in the amounts of 7,000 shares, 11,250 shares and 25,500 shares, respectively. Pre-tax compensation expense related to the plan for years ended December 31, 2001, 2000 and 1999 was approximately $1.6 million, $1.9 million and $1.5 million, respectively.

Employee Stock Purchase Plan

All full-time employees are eligible to participate in the Company's Employee Stock Purchase Plan. The plan provides that participants may authorize Valassis to withhold a portion of earnings to be used to purchase the Company's common stock at prevailing market prices. Under the plan, Valassis contributed on behalf of each participant 25% of the participant's contributions during the year. The value of the Company's stock contributed by the Company and expensed totaled approximately $101,000, $210,000, and $172,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

401(k) Plan

The Company's 401(k) Plan includes a 25% match, payable in the Company's stock, on each participant's annual contributions to the Plan that are invested in Company stock at the end of the year. The expense related to this plan for the years ended December 31, 2001, 2000 and 1999 was approximately $300,000, $228,000, and $230,000, respectively.

(11) DIVIDENDS

On June 21, 1993, the Company suspended its policy of paying quarterly cash dividends. In addition, the payment of future dividends is subject to the restrictions described in Note 4.

(12) DISPOSALS

The Company discontinued the direct mail merchandising division of Valassis of Canada in the fourth quarter of 1999. Costs associated with the discontinuance of this division totaled $1.7 million in 1999. The Company received a special one-time tax benefit of $4.4 million associated with the write-down of our foreign investment in Valassis of Canada as a result of this discontinuation.

The Company discontinued the business and related products and services of The Net's Best in 2000. As a result, goodwill totaling $4.0 million was written off.

(13) ACQUISITIONS AND INVESTMENTS

On August 11, 2000, the Company acquired 80% of the outstanding membership interest in PreVision Marketing, LLC for $30 million cash and approximately $5 million in restricted stock. PreVision Marketing, LLC is a customer relationship marketing firm specializing in one-to-one marketing, customer retention and customer acquisition. The acquisition of PreVision Marketing was accounted for using the purchase method of accounting for acquisitions and, accordingly, the results of operations for PreVision have been included in the Company's financial statements since the date of acquisition. Cost in excess of net assets acquired is amortized on a straight-line basis over 20 years. The purchase agreement executed in connection with this transaction also contains additional payments contingent on the future earnings performance of PreVision Marketing. Based upon the financial results for the year ended December 31, 2001 for PreVision Marketing, the Company accrued $8.0 million to be paid in 2002 as required under the purchase agreement. This amount is included in goodwill in the accompanying consolidated balance sheet. Additional contingent payments of $22 million may be earned over the next two years based on achieving certain earnings targets.

(14) RELATED PARTY TRANSACTIONS

As of December 31, 2001, the Company owns 25.3% of Valassis Relationship Marketing Systems, LLC ("VRMS") which is accounted for under the equity method of accounting. At December 31, 2001 and 2000, the Company had total investments in and advances to VRMS totaling $25.9 million and $6.0 million, respectively, which are included in equity investments and advances to investees in the accompanying consolidated balance sheet. The Company has no funding commitments to VRMS at December 31, 2001. Under an agreement with RMG, the Company has an option to acquire up to an additional 50% of VRMS. This option expires in July 2002.

The Company owned approximately 50% of Save.com. At December 31, 2000, the Company had notes receivable in the amount of $10.3 million from Save.com due July 2002. The notes bore interest at 10% and 8% annually. Since Valassis was the sole financing source for Save.com, 100% of Save.com's losses were recognized in 2000 to the extent of the outstanding loan balances, resulting in a reserve of $10.3 million. In addition, the Company had a commitment to fund Save.com $2.9 million in 2001. The Company also had an investment in Independent Delivery Systems ("IDS") of $1.0 million along with a receivable from and a commitment to IDS of $2.2 million and $.8 million, respectively. Due to the deterioration of Save.com's and IDS's financial condition in 2000, the uncertainty in the public markets regarding Internet startups, and the difficulty Save.com and IDS had securing additional financial backing, the Company fully reserved against the investments, receivables and commitments with these companies at December 31, 2000.

During September, 2001, the Company took a one-time charge of $6.8 million relating to the closedown of Save.com and resulting restructuring costs, which includes certain severance costs included in SG&A.

(15) SEGMENT REPORTING

The Company's products are broken down as follows:

Mass-Distributed Products - products which provide mass reach at low cost, including:

- Free-standing inserts (FSI) - four color booklets containing promotions from multiple advertisers distributed through Sunday newspapers.
- Run-of-press (ROP) - on-page newspaper promotions

Cluster-Targeted Products - products targeted around geographic and demographic clusters, including:

- Solo newspaper inserts
- Newspaper-delivered product sampling/advertising

One-to-One Products - products and services that pinpoint individuals to build loyalty to a brand, including:

- Customer Relationship Marketing (which includes PreVision)
- Promotion Watch - security consulting
- Non-consolidated investments in one-to one promotion companies

The Company has two reportable segments, Free-standing inserts (FSIs) and Cluster-targeted products, and three segments which do not meet the quantitative threshold for reporting separately, ROP, Customer Relationship Marketing and Promotion Watch. These segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies and caters to a different customer base.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on earnings before taxes. Assets are not allocated to reportable segments and are not used to assess the performance of a segment. Intersegment sales are accounted for at cost.

(in millions)	Year Ended December 31,			
	FSI	Cluster-Targeted	All Others*	Total
2001				
Revenues from external customers	$ 579.2	$ 197.1	$ 71.2	$ 847.5
Intersegment revenues	$ -	$ -	$ -	$ -
Depreciation/amortization	$ 9.7	$ 2.0	$ 2.0	$ 13.7
Segment profit	$ 171.7	$ 19.8	$ (5.8)	$ 185.7
2000				
Revenues from external customers	$ 603.0	$ 191.6	$ 41.1	$ 835.7
Intersegment revenues	$ -	$ -	$ -	$ -
Depreciation/amortization	$ 8.6	$ 2.0	$ 0.7	$ 11.3
Segment profit	$ 169.5	$ 26.3	$ (21.1)	$ 174.7
1999				
Revenues from external customers	$ 586.7	$ 157.6	$ 50.1	$ 794.4
Intersegment revenues	$ 6.1	$ -	$ -	$ 6.1
Depreciation/amortization	$ 11.0	$ 1.8	$ 0.1	$ 12.9
Segment profit	$ 168.7	$ 19.9	$ (0.1)	$ 188.5

* Segments below the quantitative thresholds are primarily attributable to three segments of the Company. Those include a customer relationship marketing segment, a run-of-press business, and a promotion security service. None of these segments has met any of the quantitative thresholds for determining reportable segments.

Reconciliations to consolidated financial statement totals are as follows:

	Year Ended December 31,		
	2001	2000	1999
Revenues for reportable segments	$776.3	$794.6	$744.3
Revenues for other segments	71.2	41.1	50.1
Other income	2.0	27.4	.2
Total consolidated revenues	$849.5	$863.1	$794.6
Profit for reportable segments	$191.5	$195.8	$188.6
Profit (loss) for other segments	(5.8)	(21.1)	(.1)
Unallocated amounts:			
Other income	2.0	27.4	0.2
Earnings before taxes	$187.7	$202.1	$188.7

Domestic and foreign revenues for each of the three years ended December 31 were as follows:

	2001	2000	1999
United States	$844.4	$856.6	$774.0
Canada	$5.1	6.5	20.6
	$849.5	$863.1	$794.6

(16) EARNINGS PER SHARE

Earnings per common share ("EPS") data was computed as follows:

	Year ended December 31,		
	2001	2000	1999
	(in thousands, except for per share amounts)		
Net earnings	$117,859	$125,699	$114,20
Basic EPS:			
Weighted average common shares outstanding	53,593	54,587	56,628
Earnings (loss) per common share - basic			
Before extraordinary item	$2.22	$2.30	$2.14
Extraordinary item	(.02)	---	(0.12)
Total	$2.20	$2.30	$2.02
Diluted EPS:			
Weighted average common shares outstanding	53,593	54,587	56,628
Shares issued on exercise of dilutive options	3,056	4,575	6,301
Shares purchased with proceeds of options	(2,277)	(3,734)	(4,918)
Shares contingently issuable	34	50	73
Shares applicable to diluted earnings	54,406	55,478	58,084
Earnings (loss) per common share - diluted			
Before extraordinary item	$2.19	$2.27	$2.09
Extraordinary item	(.02)	---	(0.12)
Net earnings per common share, diluted	$2.17	$2.27	$1.97

Unexercised employee stock options to purchase 2,275,563 shares, 2,307,620 shares and 46,600 shares of the Company's common stock as of December 31, 2001, 2000 and 1999, respectively, were not included in the computations of diluted EPS because the options exercise prices were greater than the average market price of the Company's common stock during the respective periods. Subsequent to December 31, 2001, the Company has repurchased approximately 236,700 of its common shares.

(17) REVERSE REPURCHASE AGREEMENT

During September 2001, the Company entered into a reverse repurchase agreement transaction relating to $234.5 million of U.S. Treasury Securities. The transaction was closed out in the fourth quarter of 2001 and resulted in a net charge of $.2 million to interest. As a result of the transaction, the Company released $3.7 million of its deferred tax valuation allowance, as it was able to utilize capital losses, and recorded a $1.3 million reduction in income taxes.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Valassis Communications, Inc.

We have audited the accompanying consolidated balance sheets of Valassis Communications, Inc. and subsidiaries (the "Company") at December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valassis Communications, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE LLP

Detroit, Michigan
February 13, 2002

Item 9. Changes and disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Certain information required by Part III is omitted from this report in that the registrant will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference.

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is set forth in the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item is set forth in the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference, excluding the Stock Price Performance Graph and the Compensation/Stock Option Committee Report on Executive Compensation.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item is set forth in the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is set forth in the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as a part of this Report:

1. Financial Statements. The following consolidated financial statements of Valassis Communications, Inc. and subsidiaries are included in Item 8:

   Consolidated Balance Sheets as of December 31, 2001 and 2000.

   Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999.

   Consolidated Statements of Stockholders' Deficit for the Years Ended December 31, 2001, 2000 and 1999.

   Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999.

   Notes to Consolidated Financial Statements

   Independent Auditors' Report

2. Financial Statement Schedules. The following consolidated financial statement schedule of Valassis Communications, Inc. for the years ended December 31, 2001, 2000 and 1999.

   Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits. The Exhibits on the accompanying Index to Exhibits immediately following the financial statement schedules are filed as part of, or incorporated by reference into, this Report.

(b) Reports on Form 8-K.

No Reports on Form 8-K were filed during the quarter ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALASSIS COMMUNICATIONS, INC.

By: /s/ Alan F. Schultz
Alan F. Schultz
President and Chief Executive Officer

March 22, 2002
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Alan F. Schultz Alan F. Schultz	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	March 22, 2002
/s/Patrick F. Brennan Patrick F. Brennan	Director	March 22, 2002
/s/Kenneth V. Darish Kenneth V. Darish	Director	March 22, 2002
/s/Seth Goldstein Seth Goldstein	Director	March 22, 2002
/s/Barry P. Hoffman Barry P. Hoffman	General Counsel and Director	March 22, 2002
/s/Brian J. Husselbee Brian J. Husselbee	Director	March 22, 2002
/s/Robert L. Recchia Robert L. Recchia	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 22, 2002
/s/Marcella A. Sampson Marcella A. Sampson	Director	March 22, 2002
/s/Faith Whittlesey Faith Whittlesey	Director	March 22, 2002

Schedule II

VALASSIS COMMUNICATIONS, INC.

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2001, 2000 and 1999
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (1)	Balance at End of Period
Allowance for doubtful accounts (deducted from accounts receivable):				
Year Ended December 31, 2001.........	1,322	1,800	2,071	1,051
Year Ended December 31, 2000.........	1,386	1,208	1,272	1,322
Year Ended December 31, 1999.........	1,354	1,867	1,835	1,386

(1) Accounts deemed to be uncollectible.

19975 Victor Parkway
Livonia, MI 48152
Tel 734.591.3000
www.valassis.com
NYSE: VCI

Valassis®

Growing with Valassis

I was 17 and fresh out of high school when I started with Valassis. That was 31 years ago when the company was in its infancy. From the very beginning, it was apparent; there was something special about Valassis. I've seen this company grow phenomenally, and I've grown my career here as well. The things that have made this company successful are the ability of our employees to always work together, to be flexible and to set the high bar high.

Mike Wood

Mike Wood, Vice President, Wichita Printing



Written and designed by: Cindy Hopman, Heidi Rock, Dane Cooper, Natalie Simovski and Dawn Northrup, Valassis

Photography by: Ameen Howrani Studios, Detroit, Michigan; Valassis employees featured

Prepped and printed using computer-to-plate technology by: Valassis' Operations, Plymouth, Michigan and Richard N. Anderson Printing, Livonia, Michigan

Valassis connects people to brands through our wide range of marketing services programs offered to a variety of premier manufacturers and retailers. From mass, cluster-targeted, to one-to-one communications, Valassis leads the industry in providing Connective Media™ solutions. The company does business with the majority of the nation's top advertisers, and holds the premier position in all the markets in which it competes. These include newspaper-delivered co-op and specialty inserts, advertising, product sampling, direct mail, direct-to-door, on-line promotions, customer relationship marketing programs, and consulting services - all of which build relationships with consumers on behalf of a brand. Established in 1970, Valassis is headquartered in Livonia, Michigan, with printing and manufacturing facilities in Michigan, North Carolina, Kansas, and Mexico, providing the company low-cost producer status. The company's innovative employee practices have resulted in many awards, including status as Fortune magazine's 29th Best Company to Work for in America. Valassis subsidiaries and investments include Valassis Canada, PreVision Marketing®, LLC, Coupons.com, and Valassis Relationship Marketing Systems, LLC. For additional information, visit the company website at www.valassis.com

Certain statements found in this document constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: new competitors in any of the Company's businesses; a shift in customer preference for different promotional materials, strategies or coupon delivery methods; an unforeseen increase in the Company's paper costs; or general business and economic conditions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



19975 Victor Parkway
Livonia, MI 48152
Tel 734.591.3000
www.valassis.com
NYSE: VCI

Valassis.